SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of February 2006

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.1

1.  Safe Harbour Statement

2.  Final Results



Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.





Exhibit 2

    2005 Preliminary and fourth quarter results

1. PERFORMANCE HIGHLIGHTS

Full Year 2005
- Revenue increased by 7.0 per cent to GBP3,182.4 million
  (2004: GBP2,974.1 million)
- Profit from operations before restructuring initiatives increased by 1.4 per cent to GBP308.5 million (2004: GBP304.3 million)
- Operating margin, based on profit from operations before restructuring initiatives, was 9.7 per cent (2004: 10.2 per cent), with double-digit operating margins before restructuring initiatives maintained in I&A and ASC
- Profit from operations at GBP296.7 million (2004: GBP286.3 million) was up by 3.6 per cent
- Fully diluted earnings per share were ahead by 4.3 per cent at 23.79 pence (2004: 22.81p)
- Operating cash flow increased to GBP217.0 million (2004: GBP181.7 million) and cash conversion increased to 70.3 per cent (2004: 59.7 per cent)2
- Final dividend of 8.16 pence, resulting in full year dividend of 13.23 pence (2004: 12.60 pence) up by 5 per cent
- Completed five acquisitions with annualised sales of more than $250 million since December 2004
- Continued expansion in high growth markets such as China and India

Notes:
1. The financial information included in this announcement is prepared in accordance with International Financial Reporting Standards (IFRS). Comparative figures have been restated in accordance with IFRS.
2. See page 13 for a definition of operating cash flow and cash conversion.


David Newlands, Chairman, commented:

"During 2005, management dealt efficiently with challenging conditions and produced good results.

Overall the outlook for our markets in 2006 remains positive. By adhering to our strategy of achieving organic growth, geographic expansion into higher growth markets and the acquisition of value enhancing businesses, our strong management team should again deliver value for Tomkins shareholders in 2006."

James Nicol, Chief Executive Officer, commented:

"Our solid performance this year reflects our commitment to strengthen our businesses. I am particularly pleased with the success achieved on our strategic initiatives, including our new product introductions, the integration of our five recent acquisitions and our expansion in China and India. The operational initiatives taken during 2005 should result in our Group continuing this success and achieving growth in 2006."

Investors:                                     Media:
Graham Orr/ Nina Delangle/Gareth Harries       Rollo Head/ Robin Walker
Tomkins Corporate Communications               Finsbury
Tel +44 (0) 20 8871 4544                       Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk                               Rollo.Head@finsbury.com

An interview with Jim Nicol, CEO, in video, audio and text is available on http://www.tomkins.co.uk and on http://www.cantos.com

2. SUMMARY OF FINANCIAL RESULTS

+-----------------------+-----------------------------------+-----------------------+
|    Fourth Quarter     |                                   |         Year          |
+-----------+-----------+-----------------------------------+-----------+-----------+
|   2005    |   2004    |                                   |   2005    |   2004    |
|GBP million|GBP million|                                   |GBP million|GBP million|
|(Unaudited)|(Unaudited)|                                   |           |           |
+-----------+-----------+-----------------------------------+-----------+-----------+
|      817.9|     696.6 |Revenue                            |   3,182.4 |   2,974.1 |
+-----------+-----------+-----------------------------------+-----------+-----------+
|      76.5 |      73.8 |Profit from operations before      |     308.5 |     304.3 |
|           |           |restructuring initiatives*         |           |           |
+-----------+-----------+-----------------------------------+-----------+-----------+
|      (1.9)|      (5.8)|Restructuring initiatives*         |     (11.8)|     (18.0)|
+-----------+-----------+-----------------------------------+-----------+-----------+
|      74.6 |      68.0 |Profit from operations             |     296.7 |     286.3 |
+-----------+-----------+-----------------------------------+-----------+-----------+
|      62.3 |      61.1 |Profit before tax                  |     257.7 |     260.3 |
+-----------+-----------+-----------------------------------+-----------+-----------+
|      67.3 |      61.1 |Profit before tax on a comparable  |     269.8 |     260.3 |
|           |           |basis**                            |           |           |
+-----------+-----------+-----------------------------------+-----------+-----------+
|      (6.2)|       3.7 |Tax                                |     (59.0)|     (51.1)|
+-----------+-----------+-----------------------------------+-----------+-----------+
|      61.1 |      64.8 |Profit for the period from         |     210.8 |     209.2 |
|           |           |continuing operations on a         |           |           |
|           |           |comparable basis**                 |           |           |
+-----------+-----------+-----------------------------------+-----------+-----------+
|      6.73p|      7.87p|Basic earnings per share           |     24.92p|     23.93p|
+-----------+-----------+-----------------------------------+-----------+-----------+
|      6.41p|      7.32p|Fully diluted earnings per share   |     23.79p|     22.81p|
+-----------+-----------+-----------------------------------+-----------+-----------+
|   $1,435.2|  $1,275.6 |Net sales from continuing          |   $5,776.0|  $5,356.1 |
|           |           |operations in US dollars under US  |           |           |
|           |           |GAAP                               |           |           |
+-----------+-----------+-----------------------------------+-----------+-----------+
|     $114.8|     $95.6 |Operating income from continuing   |     $485.0|    $477.1 |
|           |           |operations in US dollars under US  |           |           |
|           |           |GAAP                               |           |           |
+-----------+-----------+-----------------------------------+-----------+-----------+

* Restructuring initiatives include restructuring costs and gains and losses from disposals and exit of businesses.

** Presented on a proforma basis to remove the impact of IAS32 & IAS39 from 2005 (see page 11).



NOTES

1. The Group reports its results in sterling under International Financial Reporting Standards ("IFRS") and in US dollars under US GAAP. Unless otherwise stated, the commentary in this announcement refers to the IFRS financial information for the year.

2. Financial information for comparative periods has been restated in accordance with IFRS.

3. Commentary on the fourth quarter unaudited results compares the 91-day period from 2 October 2005 to 31 December 2005 with unaudited results for the 91-day period from 3 October 2004 to 1 January 2005 (Q4 2004). Commentary on the preliminary results compares audited results for the 364-day period from 2 January 2005 to 31 December 2005 with audited results for the 364-day period from 4 January 2004 to 1 January 2005 (2004).

4. Approximately 69 per cent of the Group's revenues arise in the USA. Financial information has been translated at an average rate of GBP1=$1.75 for Q4 2005 (GBP1 = $1.86 in Q4 2004), and at the average rate of GBP1=$1.82 in the year ended 31 December 2005 (GBP1=$1.83 in 2004). The year end rate for 31 December 2005 was GBP1 = $1.72 (year end 1 January 2005 GBP1=$1.92).

5. The 2005 Summary Annual Report and, where requested, the 2005 Annual Report, will be posted to shareholders on or around 10 April 2006.

6. In this announcement, the term "underlying" indicates that the amount has been adjusted for the effects of currency translation, and acquisitions and disposals; and in the case of profit from operations, the amount is also stated net of restructuring initiatives.

Sales increased by 7.0 per cent to GBP3,182.4 million (2004: GBP2,974.1 million) and profit from operations before restructuring initiatives increased by 1.4 per cent to GBP308.5 million (2004: GBP304.3 million). Profit from operations was also higher at GBP296.7 million (2004: GBP286.3 million), an increase of 3.6 per cent.

These results reflect good contributions from the recent acquisitions, organic growth from new products, increased operational efficiency, price increases made to offset the higher cost of raw materials and expansion in high growth markets. Collectively, these factors allowed the Group to overcome the challenges faced throughout the year from weak North American automotive production volumes, particularly at General Motors and Ford, the delay in the implementation timetable of the Transportation Recall Enhancement Accountability and Documentation ("TREAD") Act, and softness in the non-residential construction market.

The Group operating profit margin before restructuring initiatives was 9.7 per cent, compared to 10.2 per cent in 2004. We maintained double-digit operating margins (before restructuring initiatives) in Industrial & Automotive of 11.1 per cent (2004: 11.8 per cent) and in Air Systems Components of 10.3 per cent (2004: 11.3 per cent). The margin in Other Building Products division was 7.2 per cent (2004: 6.2 per cent).

The Group continues to undertake certain restructuring initiatives aimed at improving the cost base, and in 2005 the net cost of the restructuring initiatives was GBP11.8 million (2004: GBP18.0 million). This comprised restructuring costs of GBP20.3 million (2004: GBP20.5 million) and a profit on disposals and exit of businesses of GBP8.5 million (2004: GBP2.5 million).

The net impact from raw material and energy cost increases was broadly net neutral for the year.

Net finance costs in 2005 were GBP39.0 million (2004: GBP26.0 million), reflecting the effect of the reclassification of GBP16.3 million of preference dividends to interest payable and the recognition of GBP4.2 million of fair value gains arising from hedging instruments in the year, following the adoption of IAS32 and IAS39 prospectively from 2 January 2005.

On a comparable basis, profit before tax in the year was GBP269.8 million (2004:
GBP260.3 million), representing an increase of 3.6 per cent (see page 11).

Based on profit before tax and preference dividends of GBP274.0 million, the tax charge of GBP59.0 million represents an effective tax rate of 21.5 per cent.

Basic earnings per share from continuing operations were 24.59 pence (2004:
23.81 pence), an increase of 3.3 per cent. In 2004 the basic earnings per share benefited from a low tax rate of 19.6 per cent.

The Board has recommended a final dividend of 8.16 pence per ordinary share, which, together with the interim dividend of 5.07 pence per ordinary share paid on 14 November 2005, brings the total dividend for the year to 13.23 pence per ordinary share, an increase of 5.0 per cent. The final dividend, if approved at the Annual General Meeting, will be paid on 31 May 2006 to shareholders on the register at the close of business on 21 April 2006. The Group continues to emphasise the importance of cash flow generation to its business managers, as this supports the Group's progressive dividend policy.

Operating cash flow for the year increased to GBP217.0 million (2004: GBP181.7 million) representing cash conversion of 70.3 per cent (2004: 59.7 per cent), see page 13. After interest, tax and dividends the Group remained net cash positive. Net debt, excluding preference shares, ended the year at GBP334.5 million.

Outlook

This year should see some growth in our main markets. This, together with the effect of new product introductions, the benefits from cost improvement initiatives, a full year's profit contribution from recent acquisitions and our increasing presence in higher growth geographic markets gives us continuing confidence in the future performance of the Group.



3. STRATEGY

Our primary objective is the creation of value through the strategic development of our businesses. Our aim is to grow organically through a combination of product innovation and lean initiatives. In addition, we will continue to expand in high growth markets such as China and India and to make strategic bolt-on acquisitions that enhance value.


Organic growth

In 2005, top-line sales growth was 7.0 per cent with underlying growth representing 3.2 per cent year-on-year and the balance due principally to acquisitions. The underlying sales growth was strongest in the Building Products group. In Industrial & Automotive there was good underlying growth in Fluid Power and in Other Industrial & Automotive, although the lower automotive OE volumes impacted the rest of the businesses in the group.

Product innovation remains a key element of our growth strategy. In 2005, sales from new products that have been developed in the past three years amounted to 8 per cent. The businesses have been successful in developing products such as the Electro Mechanical Drive (EMD), six-speed automatic carrier systems and variable vane oil pumps that address the key industry demands for reduced fuel emissions and better fuel economy. Fluid Power has developed a hydraulic coupling, Quick-LokTM, that provides a quick and leak-free solution to hydraulic systems. In Building Products, Ruskin has developed an air system louver that is hurricane-resistant and can hold up under severe weather. Our Bathware business has recently launched a new "HotSoak" bathtub that provides a constant temperature.

Our ongoing lean manufacturing initiatives had a positive effect on efficiency and operating performance during 2005. Our focus on driving lean manufacturing resulted in annual lean savings continuing to run in excess of GBP25.0 million.

During the year, we continued to rationalise existing production capacity by closing or selling off facilities. In Air Systems Components, production was transferred from the Tabor City, North Carolina facility to El Paso, Texas. Ruskin commenced production during the second quarter at a new low cost facility in Monterrey, Mexico. In November, we announced our intention to transfer the remaining manufacturing capability from the Wiper Systems plant in Pontypool to more cost competitive locations. In order to streamline operations and improve the cost base, we announced during the first quarter of 2006 our intention to close Stackpole's PCD facility. This will be completed during 2006.

We made two minor disposals during the year. Gates completed its exit from the North American automotive original equipment curved hose market with the disposal of a facility in Mexico. Hart & Cooley completed the disposal of the Gutter Helmet business to Gibraltar Industries during the third quarter.

Geographic expansion into higher growth markets

We maintained our emphasis on growth in Asia, with sales to China and India increasing by 27.9 per cent and 25.4 per cent, respectively.

Gates Fluid Power in Faridabad, India opened its new facility in October 2005. The Group now has four facilities in India: two Fluid Power facilities, one Power Transmission facility and one Fluid Systems facility.

China is a core growth market for Tomkins, and our new Trico and Ideal facilities in Suzhou are now up and running. We now have seven facilities in
China: one Wiper Systems facility, one facility producing clamps, three Power Transmission facilities, two Fluid Power facilities and one Fluid Systems facility.

With the acquisition of EMB in the second quarter of 2005, Gates added further assets to its Chinese operation. Similarly, Hart & Cooley's acquisition of Milcor in the first quarter of 2005 accelerated our sourcing of raw materials from this region.

Fluid Systems commenced the production of fuel valves for domestic and export business in the Czech Republic in the first half of 2005.

Acquisition of value-enhancing businesses

During the year we carried on pursuing our stated strategy of value-enhancing bolt-on acquisitions contributing annualised sales of over $250 million
(c.GBP140.0 million) since December 2004. The acquisitions of Mectrol (industrial power transmission), Milcor (residential air systems and roofing products), L.E. Technologies (recreational vehicle frames) and EMB (industrial hydraulic fittings) have been successfully integrated. NRG (commercial construction energy saving roofing accessories) was bought in September 2005 and is nearing full integration. All of the acquisitions are performing ahead of our initial expectations at the time of purchase and are providing the Group with synergies and cross-selling opportunities.

We continue to identify further acquisition opportunities and are optimistic that we can achieve our stated annual target of adding a further $300-$500 million (c.GBP160.0 - GBP270.0 million) of annualised revenue from acquisitions in 2006.


4. UPDATE OF KEY GROWTH DRIVERS

Our strategic growth is focused on the following three key growth drivers, which we believe provide an opportunity for accelerated growth in our future operations.

Power Transmission

Power Transmission remains a key growth area for us, as the trend towards OEM (original equipment manufacturer) outsourcing continues. Governments, OEMs and end-users are increasingly focused on products that provide enhanced fuel economy and emissions and OEMs continue to concentrate on differentiated technology that address these demands and reduce their cost base. These are areas where our products are targeted and we believe we are ideally placed to take advantage of this trend.

Stackpole continues to develop new product applications for six-speed automatic transmissions, including carrier modules and variable vane oil pumps, which improve performance and fuel economy.

We have a strong market share of the industrial power transmission market through our innovative belt drive systems. We will continue to drive this business in a number of industries such as construction, mining and agriculture through product innovation. The new V-belt and our tensioners have won a number of contracts in 2005, with companies such as John Deere, Frederick and Mercury Marine.

Aftermarket

The aftermarket segment remains a key focus for us. The aftermarket is expected to grow steadily in line with GDP (gross domestic product) and we plan to expand our market share by continuing to develop new product lines and leveraging our strong brand names and distribution network, especially in high growth markets such as China where sales increased by 15.1 per cent in the automotive aftermarket in 2005.

In Wiper Systems, production of the new InnovisionTM Beam Blade was first launched in 2004 and has since more than doubled to meet rising demand. Management estimate the market to be worth around $100 million in 2006, with an annual growth rate of 10 per cent for the next few years.

During 2005, the Power Transmission aftermarket business secured a major contract with CARQUEST to launch the DrivealignTM tensioner business globally.

Building Products

Building Products is a key growth driver for us. Both Air Systems Components and Bathware have strong brand names and distribution systems, and strong market positions. This has allowed the businesses to capitalise on the historically high levels of construction in the US residential sector. Bathware is also benefitting from the trend towards increased re-modelling spend on homes in the United States.

Ruskin launched several new products and with the acquisition of NRG the business now includes energy recovery ventilators in its product offering.

Lasco Bathware has introduced the new ContoursTM luxury whirlpool and shower range that has helped the business grow sales by 15.7 per cent in 2005.

We expect to capitalise on the strength in the residential market and an anticipated upturn in the commercial construction sector in 2006.

5. OVERVIEW OF PRINCIPAL MARKETS

INDUSTRIAL & AUTOMOTIVE MARKETS

Automotive original equipment

Encompassing: Power Transmission, Fluid Power, Fluid Systems, Wiper Systems and Other Industrial & Automotive
2005: 21.1 per cent of Group sales

Global automotive production in 2005 increased by 3.9 per cent compared to 2004 according to CSM auto database, with a total of 62.2 million light vehicles manufactured. In North America, 15.8 million units were produced which was the same output as in 2004. According to Ward's Autos, production volumes at General Motors and Ford were down by 8.4 per cent and 10.5 per cent respectively, whereas DaimlerChrysler increased volumes by 3.7 per cent. In Western Europe production declined by 2.2 per cent to 15.8 million units, but in Japan and Korea production grew by 5.1 per cent in 2005. There was continued strong growth in South America and the emerging markets, including China, which grew by 14.0 per cent and 13.8 per cent respectively.

Looking ahead to 2006, CSM is forecasting North American production to remain at the 15.8 million unit level, Western European production to decline by 1.5 per cent, and production in Japan and Korea to be ahead by 3.9 per cent. The strong growth rate seen in 2005 in South America and the emerging markets, including China, is forecast to continue into 2006 with an increase in production of 8.7 per cent and 11.6 per cent respectively.

Automotive aftermarket

Encompassing: Power Transmission, Fluid Power, Fluid Systems, Wiper Systems and Other Industrial & Automotive
2005: 21.3 per cent of Group sales

The global automotive aftermarket showed steady growth in 2005. Factors such as the weather, stock rebalancing and customer consolidation are all variables that can impact the market on a quarter-by-quarter basis and while the hurricanes in the United States in the third quarter of the year had a negative impact with a number of distribution stores closed, a strengthening of both the US and European markets in the fourth quarter of the year had a positive impact on the full year. In 2006, we expect the markets in North America and Europe to grow in line with GDP.

Industrial original equipment

Encompassing: Power Transmission, Fluid Power, Fluid Systems and Other Industrial & Automotive
2005: 16.3 per cent of Group sales

In 2005 the market continued to show good year-on-year growth in all regions. Total industrial production as measured by the US Federal Reserve was 2.9 per cent higher and capacity utilisation was 1.3 per cent higher when compared to 2004. The construction and mining sectors rebounded strongly in the final quarter of 2005 following the negative impact of the two US hurricanes earlier in the year. The market is expected to show continuing modest growth in 2006.

Industrial aftermarket

Encompassing: Power Transmission, Fluid Power, Fluid Systems and Other Industrial & Automotive
2005: 11.1 per cent of Group sales

The industrial replacement market performed strongly in 2005. Distributors have experienced strong end market demand due to the strength in US industrial activity. Predictions are that this market will remain strong in 2006.

BUILDING PRODUCTS MARKETS

Residential construction

Encompassing: Air Systems Components, Lasco Bathware and Philips
2005: 12.0 per cent of Group sales
The US residential construction market recorded another year of strong growth in 2005, despite concerns early in the year that the market would decline. The US Census Bureau recorded residential building permits on a year-to-date basis of
2.1 million, an increase of 3.4 per cent when compared to 2004, housing starts were up 5.6 per cent and completions were up 4.8 per cent. In 2006, the NAHB is forecasting the market to be down around 6.5 per cent at 1.93 million units. This remains a strong market by historical standards.

Non-residential construction

Encompassing: Air Systems Components, Lasco Bathware and Lasco Fittings 2005: 12.7 per cent of Group sales

The performance of the non-residential construction market, measured in square footage terms, finished the year flat compared to 2004 according to the Dodge construction report. This indicated a far stronger performance in the second half of 2005 given that square footage was lower by 9.5 per cent in the first half. The US Census Bureau measures the performance in dollar terms and reported that the market was ahead by 5.7 per cent. It appears that a slow recovery in the market has begun and Dodge has forecast a 4.0 per cent increase in 2006.

The remaining 5.5 per cent of Group sales relate to other varied markets, including recreational vehicles, and manufactured housing.


6. OPERATING AND FINANCIAL REVIEW

Industrial & Automotive
+-----------------------------------+-----------------------+-----------------------+
|                                   |    Fourth quarter     |         Year          |
|                                   |                       |                       |
+-----------------------------------+-----------+-----------+-----------+-----------+
|                                   |   2005    |   2004    |   2005    |   2004    |
|                                   |GBP million|GBP million|GBP million|GBP million|
+-----------------------------------+-----------+-----------+-----------+-----------+
|Sales:                             |           |           |      969.9|      913.7|
|Power Transmission                 |     240.2 |     217.9 |           |           |
+-----------------------------------+-----------+-----------+-----------+-----------+
|Fluid Power                        |      86.4 |      76.6 |      358.0|      323.7|
+-----------------------------------+-----------+-----------+-----------+-----------+
|Wiper Systems                      |      62.3 |      62.6 |      234.0|      253.6|
+-----------------------------------+-----------+-----------+-----------+-----------+
|Fluid Systems                      |      57.1 |      53.3 |      230.3|      228.0|
+-----------------------------------+-----------+-----------+-----------+-----------+
|Other Industrial & Automotive(1)   |     141.4 |     105.9 |      506.4|      463.3|
+-----------------------------------+-----------+-----------+-----------+-----------+
|Total sales                        |     587.4 |     516.3 |    2,298.6|    2,182.3|
+-----------------------------------+-----------+-----------+-----------+-----------+
|Profit from operations before      |      69.0 |      64.3 |      255.2|      257.6|
|restructuring initiatives          |           |           |           |           |
+-----------------------------------+-----------+-----------+-----------+-----------+
|Operating margin(2)                |      11.7%|      12.5%|      11.1%|      11.8%|
+-----------------------------------+-----------+-----------+-----------+-----------+
|EBITDA margin(2)                   |      15.8%|      16.9%|      15.2%|      15.9%|
+-----------------------------------+-----------+-----------+-----------+-----------+
|Average net operating assets       |           |           |      891.8|      729.5|
|                                   |           |           |           |           |
+-----------------------------------+-----------+-----------+-----------+-----------+
|Return on average net operating    |           |           |      28.6%|      35.3%|
|assets(2)                          |           |           |           |           |
+-----------------------------------+-----------+-----------+-----------+-----------+
|Return on average invested capital |           |           |      10.2%|      11.9%|
|(3)                                |           |           |           |           |
+-----------------------------------+-----------+-----------+-----------+-----------+
|Capital expenditure                |           |           |      119.5|      140.7|
|                                   |           |           |           |           |
+-----------------------------------+-----------+-----------+-----------+-----------+
|Depreciation                       |           |           |       95.1|       90.5|
|                                   |           |           |           |           |
+-----------------------------------+-----------+-----------+-----------+-----------+
|Employees (number)                 |           |           |     25,439|     25,270|
|                                   |           |           |           |           |
+-----------------------------------+-----------+-----------+-----------+-----------+

(1) Includes Dexter Axle, Dearborn Mid-West, Plews and Ideal
(2) Before restructuring initiatives
(3) Return on invested capital is calculated for total operations before restructuring initiatives

Sales in Industrial & Automotive increased by 5.3 per cent to GBP2,298.6 million (2004: GBP2,182.3 million) and profit from operations (before restructuring initiatives) was GBP255.2 million (2004: GBP257.6 million). The lower automotive production volumes in the North American Automotive original equipment market generally, and particularly at General Motors and Ford had an impact on sales volumes and margins. The group also had to contend with the delay in the TREAD Act that pushed back a significant number of RTPMS (Remote Tyre Pressure Monitoring Systems) orders until the second half of 2006, and in the third quarter of the year the two hurricanes in the gulf coast region of the United States temporarily disrupted the supply chain and caused a spike in raw material prices.

The Industrial & Automotive group completed two acquisitions in 2005 (L.E. Technologies and EMB), with the Mectrol business being acquired at the end of 2004. In total, the annualised sales added by the businesses are around $160 million (GBP87.9 million). The acquisitions have all been integrated effectively into their respective businesses and are making contributions ahead of our initial expectations. In 2006, we expect to realise further cost synergies and to expand the product offering into new markets.

In 2005, Automotive OE represented 21.1 per cent of our global sales (2004: 25.1 per cent) and North American OE represented 12.0 per cent of global sales (2004:
14.4 per cent).

Power Transmission

There was good underlying growth in industrial markets and automotive aftermarket, offsetting the lower automotive OE volumes.

The Mectrol industrial belt business that was acquired at the end of 2004 made a strong contribution during 2005 and is targeting a number of new applications for its products in markets such as food processing and print and paper processing.

Automotive original equipment sales were impacted throughout 2005, by North American Automotive production cuts, at General Motors and Ford. The business is taking action to address this, and in the year won new business in Asia of around $30.0 million (GBP16.5 million) with Hyundai, Toyota and SAIC, and new business in Europe of around $22.0 million (GBP12.1 million) with Renault/Nissan, PSA/Peugeot, VW and Fiat. The business continued to expand in China, with sales ahead by 17.2 per cent and Tomkins secured an award from Chery Automotive for 'Excellent Technical Cooperation'.

Automotive aftermarket sales were ahead by 4.3 per cent, with particular strength in Europe where sales were ahead by 13.2 per cent. The business in Europe benefited from the launch of the new Micro-V(R) XF belt and in North America, Power Transmission won a key contract to supply tensioners to CARQUEST. The business continues to look at expansion opportunities in high growth markets such as Russia and the Middle East, and during the year won a 'Supplier of the year' award in Russia from AD International, a large Pan European organisation, for the quality of its order fulfilment.

At Stackpole, the profitability of the business suffered from the lower automotive OE production volumes. We took action during the year to contain costs and implement profit protection plans, and in February 2006 announced the closure of the Pump Components Division ("PCD") facility. These actions are expected to improve the operational efficiency of the business in 2006. An increase in volumes on new platforms, as the OEM's move to six-speed transmission should also drive an improvement in performance.

Fluid Power

The Fluid Power business performed strongly in 2005 with sales ahead by 10.6 per cent. In North America the business capitalised on the strength in industrial production with the result that sales of both hydraulic OE and industrial replacement products were significantly ahead. Sales of automotive replacement were also strong in the fourth quarter of 2005. The balance of the sales growth was provided by good contributions from Europe and India, where a new facility was opened at Faridabad. The EMB business that was acquired in July 2005 has been successfully integrated and made a good contribution in the second half of the year. The development of new products continued and the Quick-LokTM family of products was introduced at the start of the year. This product has been well received by customers with several new contracts awarded for 2006 and 2007. The new Customer Solutions Centre in Denver was opened in the second quarter of 2005 and emphasises our focus on developing new product technology in industrial applications.

Wiper Systems

2005 was a difficult year for the Wiper Systems business. Sales volumes were lower, impacted by the challenging OE environment, the failure of MG Rover in Europe and a strategic decision to exit some of the less profitable contracts with the OEMs. Profitability was impacted by the losses at the Wipers facility in Pontypool, Wales and the decision was announced in November 2005 to cease production at this facility.

In contrast, the aftermarket side of the business performed well, particularly in the second half of 2005 and now represents 42.0 per cent of the business (2004: 29.2 per cent). Aftermarket growth was driven by strong demand for the InnovisionTM Beam Blade that was launched at the end of 2004. This product won a gold award at the APEX Global Design Awards and production was doubled in 2005. Extra capacity is being added in 2006 to meet demand and there will be further new product introductions in the aftermarket.

In the fourth quarter of 2005 production commenced at the Wipers facility in Suzhou, China. This facility is a key part of Trico's Asian strategy for both the aftermarket and the OEM business and has already won a number of awards to supply this market including a $1.1million (GBP0.6 million) contract with DaimlerChrysler.

Fluid Systems

The performance of the Fluid Systems business was in line with 2004, but was impacted by the delay in the TREAD Act and lower automotive OE volumes. At the start of the year Schrader Electronics had expected a significant ramp-up in volumes of RTPMS due to the requirements of the TREAD Act. The ramp-up will now start in the second half of 2006. The management at Schrader Electronics took swift action during the year to limit the impact on profit from the reduced volumes and was also successful in winning several new contracts for its snap-in sensor technology to supply GM, DCX, PSA, Subaru and Nissan.

The Stant operation showed good year-on-year performance as sales of new valve products rose and a spike in demand for locking fuel caps occurred in the final quarter of 2005. The balance of the Fluid Systems business was held back by lower automotive OE volumes.

Fluid Systems opened two new facilities in 2005. Stant commenced production at a plant in Karvina, Czech Republic and Schrader-Bridgeport completed the build of a 36,000 square feet valve-manufacturing facility in Suzhou, China. There were significant start-up costs incurred during the year as production levels picked up and extra capacity was added to the plants.

Other Industrial & Automotive

Sales and profit from operations in 2005 were significantly ahead. Dexter recovered from lower volumes in the first quarter of the year to deliver a strong performance assisted by Federal Emergency Management Agency ('FEMA') sales in the final quarter of the year. The acquisition of the L.E. Technologies business in March 2005 added to the product offering and this business is already making a significant contribution ahead of our expectations.

The Dearborn Mid-West business performed well and has a strong order backlog for 2006.

Ideal and Plews were both impacted by higher raw material costs for brass and PVC that have been difficult to pass on to customers. The Ideal business opened its Suzhou plant in China in the third quarter.

Building Products

+-----------------------------------+-----------------------+-----------------------+
|                                   |    Fourth quarter     |         Year          |
|                                   |                       |                       |
+-----------------------------------+-----------+-----------+-----------+-----------+
|                                   |   2005    |   2004    |   2005    |   2004    |
|                                   |GBP million|GBP million|GBP million|GBP million|
+-----------------------------------+-----------+-----------+-----------+-----------+
|Sales:                             |           |           |           |           |
|Air Systems Components             |      128.4|       98.1|      485.4|      423.0|
+-----------------------------------+-----------+-----------+-----------+-----------+
|Other Building Products(1)         |      102.1|       82.2|      398.4|      368.8|
+-----------------------------------+-----------+-----------+-----------+-----------+
|Total sales                        |      230.5|      180.3|      883.8|      791.8|
+-----------------------------------+-----------+-----------+-----------+-----------+
|Profit from operations before      |           |           |       50.0|       47.6|
|restructuring initiatives:         |        9.6|       10.9|           |           |
|Air Systems Components             |           |           |           |           |
+-----------------------------------+-----------+-----------+-----------+-----------+
|Other Building Products(1)         |        7.0|        3.5|       28.6|       22.7|
+-----------------------------------+-----------+-----------+-----------+-----------+
|Total profit from operations before|           |           |       78.6|       70.3|
|restructuring initiatives          |       16.6|       14.4|           |           |
+-----------------------------------+-----------+-----------+-----------+-----------+
|Operating margin(2)                |       7.2%|       8.0%|       8.9%|       8.9%|
+-----------------------------------+-----------+-----------+-----------+-----------+
|EBITDA margin(2)                   |       9.8%|      11.1%|      11.6%|      12.1%|
+-----------------------------------+-----------+-----------+-----------+-----------+
|Average net operating assets       |           |           |      170.3|      175.7|
|                                   |           |           |           |           |
+-----------------------------------+-----------+-----------+-----------+-----------+
|Return on average net operating    |           |           |      46.2%|      40.0%|
|assets(2)                          |           |           |           |           |
+-----------------------------------+-----------+-----------+-----------+-----------+
|Return on average invested capital |           |           |      13.7%|      12.3%|
|(3)                                |           |           |           |           |
+-----------------------------------+-----------+-----------+-----------+-----------+
|Capital expenditure                |           |           |       23.8|       16.3|
|                                   |           |           |           |           |
+-----------------------------------+-----------+-----------+-----------+-----------+
|Depreciation                       |           |           |       23.5|       24.8|
|                                   |           |           |           |           |
+-----------------------------------+-----------+-----------+-----------+-----------+
|Employees (number)                 |           |           |     11,750|     11,307|
|                                   |           |           |           |           |
+-----------------------------------+-----------+-----------+-----------+-----------+

(1) Includes Lasco Bathware, Lasco Fittings and Philips
(2) Before restructuring initiatives
(3) Return on average invested capital is calculated for total operations before restructuring initiatives

During 2005 sales in Building Products increased by 11.6 per cent to GBP883.8 million (2004: GBP791.8 million) and profit from operations (before restructuring initiatives) was ahead by 11.8 per cent at GBP78.6 million (2004:
GBP70.3 million). This was achieved through good contributions from acquisitions, price increases made to offset higher material costs, successful new product introductions and the continued strength in the residential housing market. The operating margin in the Building Products group remained at 8.9 per cent.

Air Systems Components

Sales were up by 14.8 per cent and profit from operations (before restructuring initiatives) was ahead by 5.0 per cent. The Hart & Cooley business capitalised on the continued strength in the US residential housing market and in January 2005 acquired Milcor. This business has now been fully integrated and made a strong contribution to sales and profit, and has presented opportunities for cross-selling of products with Hart & Cooley and of sourcing low cost materials from its China manufacturing operation.

Despite the slow non-residential market, the order intake level remained healthy and benefitted both from new product introductions and new customer wins. In the third quarter, Ruskin successfully completed the acquisition of NRG Industries Inc and is making good progress in integrating this business and developing growth opportunities.

There were a number of plant rationalisations during the year with the closure of the Tabor City and Englewood facilities, and the transfer of production to other facilities in the business. Ruskin commenced production at its new facility in Monterrey, Mexico. Operating margins in 2005 were impacted by costs associated with the plant rationalisations, although the reduced cost base should see improved margin performance in 2006.

Other Building Products

A strong performance in the second half of 2005 resulted in full year sales ahead by 8.0 per cent compared to 2004. Lasco Bathware achieved strong sales growth and double-digit operating margins before restructuring initiatives, driven by the record level of housing starts in the US residential market and the successful launch of several new products such as the 'Contours' range of luxury whirlpools and showers.

Lasco Fittings achieved year-on-year improvements in sales and profit with higher volumes from new product introductions and market share gains. New product sales accounted for over 30 per cent of the growth in sales in 2005. The business experienced significant pricing pressure in 2005 from the increased cost of PVC, but was able to implement a series of price increases.

The Philips doors and windows business had a good fourth quarter and full year sales were ahead compared to 2004. The operating margin in the business was impacted by a bad debt write off of $1.9 million in the first quarter of the year.

Restructuring initiatives

Net restructuring initiatives were at GBP11.8 million (2004: GBP18.0 million). Restructuring costs were GBP20.3 million (2004: GBP20.5 million) and primarily related to the transfer of the manufacturing capability from the Wiper Systems facility in Pontypool to more cost competitive locations and the rationalisation of production facilities at Air Systems Components.

The disposals and exit of businesses in 2005 resulted in a profit of GBP8.5 million (2004: GBP2.5 million). Of this, GBP9.0 million related to a profit on the disposal of the Gutter Helmet business, and the balance arose from the disposal of businesses and properties as part of restructuring initiatives.

Profit before tax

Tomkins adopted IAS32 "Financial Instruments: Disclosure and Presentation" and IAS39 "Financial Instruments: Recognition and Measurement" prospectively from 2 January 2005. As a result, profit before tax for the three months and year ended 31 December 2005 shown on the face of the income statement is not directly comparable to profit before tax for the three months and year ended 1 January 2005. In 2005, the preference dividend is disclosed within interest payable, while in 2004, it is shown below profit for the period. In addition, fair value gains on derivative instruments are included as Other Finance Income in 2005, while this adjustment was not recognised in 2004.

The following table sets out the effect of the adjustments in 2005 and shows the movement on Profit before tax on a comparable basis:

+----------------------------------+-------------------+-------------------+---------+
|GBP million                         |  Fourth quarter   |       Year        |         |
|                                  +---------+---------+---------+---------+---------+
|                                  |         |  2005   |  2004   |  2005   |  2004   |
+----------------------------------+---------+---------+---------+---------+---------+
|Profit before tax                 |     62.3|     61.1|   257.7 |    260.3|         |
+----------------------------------+---------+---------+---------+---------+---------+
|Adjust for:                       |         |         |         |         |         |
|                                  |         |         |         |         |         |
+----------------------------------+---------+---------+---------+---------+---------+
|Preference dividend (Note 4)      |      4.3|        -|    16.3 |        -|         |
+----------------------------------+---------+---------+---------+---------+---------+
|Fair value loss/(gains) on        |      0.7|        -|    (4.2)|        -|         |
|derivative instruments (Note 6)   |         |         |         |         |         |
+----------------------------------+---------+---------+---------+---------+---------+
|Profit before tax on a comparable |     67.3|     61.1|   269.8 |    260.3|         |
|basis                             |         |         |         |         |         |
+----------------------------------+---------+---------+---------+---------+---------+
|Increase                          |    10.1%|        -|     3.6%|        -|         |
+----------------------------------+---------+---------+---------+---------+---------+
|                                  |         |         |         |         |         |
|                                  |         |         |         |         |         |
+----------------------------------+---------+---------+---------+---------+---------+
|Profit for the period from        |     56.1|     64.8|   198.7 |    209.2|         |
|continuing operations             |         |         |         |         |         |
+----------------------------------+---------+---------+---------+---------+---------+
|Adjust for:                       |         |         |         |         |         |
|                                  |         |         |         |         |         |
+----------------------------------+---------+---------+---------+---------+---------+
|Preference dividend (Note 4)      |      4.3|        -|    16.3 |        -|         |
+----------------------------------+---------+---------+---------+---------+---------+
|Fair value loss/(gains) on        |      0.7|        -|    (4.2)|        -|         |
|derivative instruments (Note 6)   |         |         |         |         |         |
+----------------------------------+---------+---------+---------+---------+---------+
|Profit for the period on a        |     61.1|     64.8|   210.8 |    209.2|         |
|comparable basis                  |         |         |         |         |         |
+----------------------------------+---------+---------+---------+---------+---------+

Interest payable, investment income and finance income

Interest payable for 2005 was GBP83.5 million (2004: GBP64.8 million). This includes the interest cost of GBP40.5 million (2004: GBP43.3 million) related to our liability for post employment benefits and GBP16.3 million (2004: GBPnil) of dividends payable on the convertible cumulative preference shares, reflecting the reclassification of preference dividends to interest payable. Bank and other interest payable was GBP26.7 million (2004: GBP21.5 million).

Investment income was GBP40.3 million (2004: GBP38.8 million), which includes the expected return on post employment benefits plan assets of GBP34.6 million (2004: GBP32.4 million). Bank and other interest receivable was GBP5.7 million (2004: GBP6.4 million).

Fair value gains arising on derivative hedging instruments of GBP4.2 million have been recognised under other finance income following the adoption of IAS32 and IAS39 prospectively from 2 January 2005.

Taxation

The total tax charge for the year relating to continuing activities was GBP59.0 million (2004: GBP51.1 million). This represents an effective tax rate of 22.9 per cent (2004: 19.6 per cent) on profit before tax of GBP257.7 million (2004:
GBP260.3 million). In 2005 profit before tax is stated net of preference dividends of GBP16.3 million following the prospective adoption of IAS39 whereas in 2004 preference dividends are treated as a distribution. In 2005 the profit before tax and before preference dividends was GBP274.0 million (2004: GBP260.3 million). The effective rate of tax in 2005 on profits before tax and before preference dividends was 21.5 per cent (2004: 19.6 per cent).

During 2005 there was a release of provisions for uncertain tax positions of GBP58.7 million. This followed the successful resolution of an outstanding tax issue in the United States, the expiry of time during which tax audits could be performed in certain tax jurisdictions and the change of views on the likely outcome of challenges by various tax authorities. In addition during the year there were other tax charges amounting to GBP30.1 million included in arriving at the overall tax charge for the group. Prior to these adjustments the total tax charge for 2005 would have been GBP87.6 million representing an effective rate of 32.0 per cent applied to profit before tax and before preference dividends and 34 per cent applied to profit before tax. The tax rate for 2006 is expected to be around 30 per cent.

Pensions

Defined benefit pension costs, excluding the cost of other post-employment benefits, charged to profit from operations before restructuring initiatives in 2005 were GBP4.5 million after non-recurring pension credits of GBP1.6 million (2004: GBP8.2 million after non-recurring pension credits of GBP0.8 million) and cash contributions to defined benefit pension schemes were GBP44.5 million (2004: GBP24.0 million). The cash contributions to defined benefit pension schemes in 2006 are expected to be in the region of GBP40 million.

Earnings per share

Basic earnings per share from total operations were 24.92 pence (2004: 23.93 pence), an increase of 4.1 per cent. Fully diluted earnings per share from total operations were 23.79 pence, compared with 22.81 pence in 2004.

Dividends

The dividends to our preference shareholders are dollar denominated and in 2005, the sterling equivalent was GBP16.3 million (2004: GBP15.6 million).

The dividends to holders of ordinary shares for 2005 were 13.23 pence (2004:
12.60 pence), an increase of 5.0 per cent on 2004. The dividend earnings cover was 1.9 times and cash cover was 1.0 times. Cash cover is based on cash flow after interest, tax and preference dividends (free cash flow to equity) compared to ordinary dividends paid.

Capital expenditure

Net capital expenditure in 2005 was GBP119.5 million (2004: GBP152.2 million) representing 1.2 times depreciation (2004: 1.4 times). Gross capital expenditure in 2005 was GBP143.3 million (2004: GBP157.7 million) and proceeds from asset disposals amounted to GBP23.8 million (2004: GBP5.5 million). In 2006, gross capital expenditure is expected to be around GBP150 million.

Working capital

Working capital, net of provisions, was GBP513.8 million (2004: GBP429.8 million). The average working capital as a percentage of moving annual total sales for the year was 14.0 per cent compared to 12.9 per cent in 2004. The increase in working capital during the year is due in part to the change in the US dollar/ Sterling exchange rate at the respective balance sheet dates, and the impact of the acquisitions and disposal. Of the balance of the movement this was primarily due to higher inventory levels in the Fluid Power business in order to respond to service level requirements of customers.

Cash flow

In 2005, operating cash flow was ahead of 2004 by 19.4 per cent. The cash effect of increased profit from operations was offset by the effect of an increase of GBP20.5 million in pension contributions, however net capital expenditure reduced by GBP32.7 million. Net expenditure on acquisitions and disposals in the period was GBP74.0 million. Net debt also increased due to the impact of the strengthening of the US dollar and the fair value adjustment to the Group's outstanding bonds. Overall net debt, excluding the reclassification of preference shares, amounted to GBP334.5 million.

The table below shows the net debt movement for the year:

+-----------------------------------------------------+----------------------------+
|                                                     |            Year            |
|                                                     |                            |
+-----------------------------------------------------+--------------+-------------+
|                                                     |     2005     |    2004     |
|                                                     | GBP million  | GBP million |
+-----------------------------------------------------+--------------+-------------+
|                                                     |              |             |
|                                                     |              |             |
+-----------------------------------------------------+--------------+-------------+
|Opening debt (excluding preference shares)           |       (244.5)|      (264.7)|
+-----------------------------------------------------+--------------+-------------+
|Adjustment for the adoption of IAS32 and IAS39       |          3.8 |           - |
+-----------------------------------------------------+--------------+-------------+
|Adjusted opening debt (excluding preference shares)  |       (240.7)|      (264.7)|
+-----------------------------------------------------+--------------+-------------+
|Cash generated from operations                       |        336.5 |       333.9 |
+-----------------------------------------------------+--------------+-------------+
|Capital expenditure (net)                            |       (119.5)|      (152.2)|
+-----------------------------------------------------+--------------+-------------+
|Operating cash flow                                  |        217.0 |       181.7 |
+-----------------------------------------------------+--------------+-------------+
|Tax                                                  |        (70.5)|       (39.8)|
+-----------------------------------------------------+--------------+-------------+
|Interest and preference dividends                    |        (37.1)|       (31.4)|
+-----------------------------------------------------+--------------+-------------+
|Other movements                                      |         (6.0)|         1.6 |
+-----------------------------------------------------+--------------+-------------+
|Free cash flow to equity shareholders                |        103.4 |       112.1 |
+-----------------------------------------------------+--------------+-------------+
|Acquisitions and disposals                           |        (74.0)|        (2.7)|
+-----------------------------------------------------+--------------+-------------+
|Ordinary dividends                                   |        (99.4)|       (94.5)|
+-----------------------------------------------------+--------------+-------------+
|Ordinary share movements                             |           0.9|        (2.9)|
+-----------------------------------------------------+--------------+-------------+
|Foreign currency movements                           |        (28.1)|         8.2 |
+-----------------------------------------------------+--------------+-------------+
|Net funds movement                                   |        (97.2)|         20.2|
+-----------------------------------------------------+--------------+-------------+
|Non cash movements                                   |           3.4|            -|
+-----------------------------------------------------+--------------+-------------+
|Closing debt (excluding preference shares)           |       (334.5)|      (244.5)|
+-----------------------------------------------------+--------------+-------------+

For a reconciliation of the net debt movement to the consolidated cash flow statement please see the supplemental cash flow analysis on page 16.

Cash generation is calculated on net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of restructuring initiatives. Cash conversion is cash generation to profit from operations before restructuring initiatives. Cash conversion increased to 70.3 per cent (2004:
59.7 per cent).

Results prepared under US GAAP in US dollars

Operating income from continuing operations under US GAAP in the year was $485.0 million (2004: $477.1 million). Net income under US GAAP was $313.0million (2004: $377.7 million).

Shareholders' equity under US GAAP was $3,034.4 million at 31 December 2005, compared to $2,923.1 million at 1 January 2005.

The principal differences between IFRS and US GAAP arise from the treatment of restructuring costs, intangible assets, inventory, product development costs, post-employment benefits and share-based incentives. Net income under US GAAP is subject to additional adjustments relating to the treatment of costs associated with exit or disposal activities, capitalised interest, derivatives and hedge accounting, deferred tax and minority interest. A reconciliation of financial information prepared under IFRS and US GAAP is shown in Section 8.


7. FINANCIAL DATA

7.1 Detailed changes in underlying revenue and profit from operations from 2004 to 2005 (unaudited)

+----------------+----------------+---------------+---------------+----------------------+
|                |Revenue         |Profit from    |Restructuring  |Profit from operations|
|                |                |operations     |initiatives    |                      |
|                |                |before         |               |                      |
|                |                |restructuring  |               |                      |
|                |                |initiatives    |               |                      |
+----------------+--------+-------+-------+-------+-------+-------+--------------+-------+
|Group           |GBP     |Change |GBP    |Change |GBP    |Change |GBP million   |Change |
|                |million |       |million|       |million|       |              |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|2004            |2,974.1 |       | 304.3 |       | (18.0)|       |      |  286.3|       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Exchange rate   |   52.1 |       |   6.3 |       |  (0.1)|       |  6.2 |       |       |
|effect          |        |       |       |       |       |       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Disposals       |  (42.2)|       |   4.4 |       |   6.6 |       | 11.0 |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|                |2,984.0 |       | 315.0 |       | (11.5)|       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Acquisitions    |  102.9 |       |  12.9 |       |      -|       | 12.9 |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Restructuring   |       -|       |      -|       |  (0.3)| (2.6%)| (0.3)|       |       |
|initiatives     |        |       |       |       |       |       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Underlying      |   95.5 |   3.2%| (19.4)| (6.2)%|      -|      -|(19.4)|       |       |
|change          |        |       |       |       |       |       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|                |        |       |       |       |       |       |      |   10.4|   3.6%|
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|2005            |3,182.4 |       | 308.5 |       | (11.8)|       |      |  296.7|       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Industrial & Automotive  |       |       |       |       |       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|2004            |2,182.3 |       | 257.6 |       |  (8.4)|       |      |  249.2|       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Exchange rate   |   47.7 |       |   6.0 |       |  (0.1)|       |  5.9 |       |       |
|effect          |        |       |       |       |       |       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Disposals       |  (28.0)|       |   4.1 |       |  (9.8)|       | (5.7)|       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|                |2,202.0 |       | 267.7 |       | (18.3)|       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Acquisitions    |   70.9 |       |   9.8 |       |      -|       |  9.8 |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Restructuring   |       -|       |      -|       |  (1.4)| (7.7)%| (1.4)|       |       |
|charges         |        |       |       |       |       |       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Underlying      |   25.7 |   1.2%| (22.3)| (8.3)%|      -|      -|(22.3)|       |       |
|change          |        |       |       |       |       |       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|                |        |       |       |       |       |       |      | (13.7)| (5.5)%|
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|2005            |2,298.6 |       | 255.2 |       | (19.7)|       |      |  235.5|       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Building Products                |       |       |       |       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|2004            |  791.8 |       |  70.3 |       |  (9.6)|       |      |   60.7|       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Exchange rate   |    4.4 |       |   0.5 |       |      -|       |  0.5 |       |       |
|effect          |        |       |       |       |       |       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Disposals       |  (14.2)|       |   0.3 |       |  16.4 |       | 16.7 |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|                |  782.0 |       |  71.1 |       |   6.8 |       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Acquisitions    |   32.0 |       |   3.1 |       |       |       |   3.1|       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Restructuring   |       -|       |      -|       |    1.1|  16.2%|   1.1|       |       |
|charges         |        |       |       |       |       |       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Underlying      |    69.8|   8.9%|   4.4 |   6.2%|     - |      -|  4.4 |       |       |
|change          |        |       |       |       |       |       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|                |        |       |       |       |       |       |      |   25.8|  42.5%|
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|2005            |  883.8 |       |  78.6 |       |   7.9 |       |      |   86.5|       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Central Costs                                                                           |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|2004            |       -|       | (23.6)|       |      -|       |      | (23.6)|       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Exchange rate   |       -|       |  (0.2)|       |      -|       | (0.2)|       |       |
|effect          |        |       |       |       |       |       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|                |        |       | (23.8)|       |      -|       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|Underlying      |       -|      -|  (1.5)| (6.3)%|      -|       | (1.5)|       |       |
|change          |        |       |       |       |       |       |      |       |       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|                |        |       |       |       |       |       |      |  (1.7)| (7.2)%|
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+
|2005            |       -|       | (25.3)|       |      -|       |      | (25.3)|       |
+----------------+--------+-------+-------+-------+-------+-------+------+-------+-------+



7.2 Segmental information (unaudited)

Three months ended 31 December 2005 (unaudited)

+------------------------------+----------+---------+-----------+---------+
|GBP million                     |Industrial|Building |Unallocated|  Total  |
|                              |    &     |Products |  central  |         |
|                              |Automotive|         |activities |         |
+------------------------------+----------+---------+-----------+---------+
|Revenue                       |    587.4 |    230.5|          -|   817.9 |
+------------------------------+----------+---------+-----------+---------+
|Segment result (See note 2)   |     65.2 |     18.0|          -|    83.2 |
+------------------------------+----------+---------+-----------+---------+
|Adjust for:                   |          |         |           |         |
+------------------------------+----------+---------+-----------+---------+
|Restructuring costs           |      2.7 |    (0.4)|          -|     2.3 |
+------------------------------+----------+---------+-----------+---------+
|Disposals and exit of         |      0.6 |    (1.0)|          -|    (0.4)|
|businesses                    |          |         |           |         |
+------------------------------+----------+---------+-----------+---------+
|Share of results of associates|      0.1 |        -|          -|     0.1 |
+------------------------------+----------+---------+-----------+---------+
|Gain on sale of               |      0.4 |        -|          -|     0.4 |
|available-for-sale investments|          |         |           |         |
+------------------------------+----------+---------+-----------+---------+
|Unallocated central activities|         -|        -|      (9.1)|    (9.1)|
+------------------------------+----------+---------+-----------+---------+
|Profit from operations before |     69.0 |     16.6|      (9.1)|    76.5 |
|restructuring initiatives     |          |         |           |         |
+------------------------------+----------+---------+-----------+---------+
|Operating margin before       |     11.7%|     7.2%|          -|     9.4%|
|restructuring initiatives     |          |         |           |         |
+------------------------------+----------+---------+-----------+---------+

Three months ended 1 January 2005 (unaudited)
+-----------------------------+----------+---------+-----------+---------+
|GBP million                  |Industrial|Building |Unallocated|  Total  |
|                             |    &     |Products |  central  |         |
|                             |Automotive|         |activities |         |
+-----------------------------+----------+---------+-----------+---------+
|Revenue                      |    516.3 |   180.3 |          -|   696.6 |
+-----------------------------+----------+---------+-----------+---------+
|Segment result (See note 2)  |     58.2 |    14.2 |          -|    72.4 |
+-----------------------------+----------+---------+-----------+---------+
|Adjust for:                  |          |         |           |         |
+-----------------------------+----------+---------+-----------+---------+
|Restructuring costs          |      4.6 |     0.5 |          -|      5.1|
+-----------------------------+----------+---------+-----------+---------+
|Disposals and exit of        |      1.3 |    (0.6)|          -|      0.7|
|businesses                   |          |         |           |         |
+-----------------------------+----------+---------+-----------+---------+
|Share of results of          |      0.5 |        -|          -|      0.5|
|associates                   |          |         |           |         |
+-----------------------------+----------+---------+-----------+---------+
|Unallocated central          |         -|        -|      (4.9)|    (4.9)|
|activities                   |          |         |           |         |
+-----------------------------+----------+---------+-----------+---------+
|Profit from operations before|     64.6 |    14.1 |      (4.9)|    73.8 |
|restructuring initiatives    |          |         |           |         |
+-----------------------------+----------+---------+-----------+---------+
|Operating margin before      |     12.5%|     7.8%|          -|    10.6%|
|restructuring initiatives    |          |         |           |         |
+-----------------------------+----------+---------+-----------+---------+

Year ended 31 December 2005 (audited)
+------------------------------+----------+---------+-----------+---------+
|GBP million                   |Industrial|Building |Unallocated|  Total  |
|                              |    &     |Products |  central  |         |
|                              |Automotive|         |activities |         |
+------------------------------+----------+---------+-----------+---------+
|Revenue                       |  2,298.6 |   883.8 |          -| 3,182.4 |
+------------------------------+----------+---------+-----------+---------+
|Segment result (See note 2)   |    234.5 |    86.5 |          -|   321.0 |
+------------------------------+----------+---------+-----------+---------+
|Adjust for:                   |          |         |           |         |
+------------------------------+----------+---------+-----------+---------+
|Restructuring costs           |     18.7 |     1.6 |          -|    20.3 |
+------------------------------+----------+---------+-----------+---------+
|Disposals and exit of         |      1.0 |    (9.5)|          -|    (8.5)|
|businesses                    |          |         |           |         |
+------------------------------+----------+---------+-----------+---------+
|Share of results of associates|      0.6 |        -|          -|     0.6 |
+------------------------------+----------+---------+-----------+---------+
|Gain on sale of               |      0.4 |        -|          -|     0.4 |
|available-for-sale investments|          |         |           |         |
+------------------------------+----------+---------+-----------+---------+
|Unallocated central activities|         -|        -|     (25.3)|   (25.3)|
+------------------------------+----------+---------+-----------+---------+
|Profit from operations before |    255.2 |    78.6 |     (25.3)|   308.5 |
|restructuring initiatives     |          |         |           |         |
+------------------------------+----------+---------+-----------+---------+
|Operating margin before       |     11.1%|     8.9%|          -|     9.7%|
|restructuring initiatives     |          |         |           |         |
+------------------------------+----------+---------+-----------+---------+

Year ended 1 January 2005 (audited)
+------------------------------+----------+---------+-----------+---------+
|GBP million                   |Industrial|Building |Unallocated|  Total  |
|                              |    &     |Products |  central  |         |
|                              |Automotive|         |activities |         |
+------------------------------+----------+---------+-----------+---------+
|Revenue                       |  2,182.3 |   791.8 |          -| 2,974.1 |
+------------------------------+----------+---------+-----------+---------+
|Segment result (See note 2)   |    248.7 |    60.4 |          -|   309.1 |
+------------------------------+----------+---------+-----------+---------+
|Adjust for:                   |          |         |           |         |
+------------------------------+----------+---------+-----------+---------+
|Restructuring costs           |     17.8 |     2.7 |          -|    20.5 |
+------------------------------+----------+---------+-----------+---------+
|Disposals and exit of         |     (9.4)|     6.9 |          -|    (2.5)|
|businesses                    |          |         |           |         |
+------------------------------+----------+---------+-----------+---------+
|Share of results of associates|      0.5 |     0.3 |          -|     0.8 |
+------------------------------+----------+---------+-----------+---------+
|Unallocated central activities|         -|        -|     (23.6)|   (23.6)|
+------------------------------+----------+---------+-----------+---------+
|Profit from operations before |    257.6 |    70.3 |     (23.6)|   304.3 |
|restructuring initiatives     |          |         |           |         |
+------------------------------+----------+---------+-----------+---------+
|Operating margin before       |     11.8%|     8.9%|          -|    10.2%|
|restructuring initiatives     |          |         |           |         |
+------------------------------+----------+---------+-----------+---------+

7.3 Supplemental cash flow analysis (unaudited)

Reconciliation of the cash flow chart included on page 13, to the consolidated cash flow statement.

+-------------------------+-------------------------+-------------------------+
|                         |          2005           |          2004           |
|                         |        GBP million      |        GBP million      |
+-------------------------+------------+------------+------------+------------+
|                         |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Cash generated from      |            |       336.5|            |       333.9|
|operations               |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Purchase of property,    |     (128.5)|            |     (154.5)|            |
|plant & equipment        |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Purchase of intangible   |      (14.8)|            |       (3.2)|            |
|assets                   |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Disposal of property,    |       23.8 |            |        5.5 |            |
|plant & equipment        |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Capital expenditure (net)|            |     (119.5)|            |     (152.2)|
+-------------------------+------------+------------+------------+------------+
|Operating cash flow      |            |      217.0 |            |       181.7|
+-------------------------+------------+------------+------------+------------+
|Income taxes paid        |      (79.5)|            |      (56.0)|            |
+-------------------------+------------+------------+------------+------------+
|Income taxes received    |        9.0 |            |       16.2 |            |
+-------------------------+------------+------------+------------+------------+
|Tax                      |            |      (70.5)|            |      (39.8)|
+-------------------------+------------+------------+------------+------------+
|Interest element of      |       (0.7)|            |       (0.9)|            |
|finance lease rental     |            |            |            |            |
|payments                 |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Interest received        |        5.8 |            |        4.0 |            |
+-------------------------+------------+------------+------------+------------+
|Interest paid            |      (26.1)|            |      (18.6)|            |
+-------------------------+------------+------------+------------+------------+
|Preference dividend paid |      (16.1)|            |      (15.9)|            |
+-------------------------+------------+------------+------------+------------+
|Interest and preference  |            |      (37.1)|            |      (31.4)|
|dividends                |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Capitalisation of        |       (0.4)|            |           -|            |
|development costs        |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Dividends received from  |        0.3 |            |        0.4 |            |
|associates               |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Investment by a minority |           -|            |        3.9 |            |
|shareholder in a         |            |            |            |            |
|subsidiary               |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Dividend paid to a       |       (5.9)|            |       (2.7)|            |
|minority shareholder in a|            |            |            |            |
|subsidiary               |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Other movements          |            |       (6.0)|            |        1.6 |
+-------------------------+------------+------------+------------+------------+
|Free cash flow to equity |            |      103.4 |            |      112.1 |
|shareholders             |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Purchase of subsidiaries,|     (101.3)|            |      (24.0)|            |
|net of cash acquired     |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Sales of subsidiaries,   |       29.3 |            |       21.3 |            |
|net of cash disposed     |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Lease obtained on        |       (2.0)|            |           -|            |
|acquisition              |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Acquisitions and         |            |      (74.0)|            |       (2.7)|
|disposals                |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Ordinary dividends       |            |      (99.4)|            |      (94.5)|
+-------------------------+------------+------------+------------+------------+
|Issue of ordinary shares |        0.4 |            |        1.2 |            |
+-------------------------+------------+------------+------------+------------+
|Purchase of own shares   |       (2.4)|            |       (4.1)|            |
+-------------------------+------------+------------+------------+------------+
|Sale of own shares       |        2.9 |            |           -|            |
+-------------------------+------------+------------+------------+------------+
|Ordinary share movements |            |        0.9 |            |       (2.9)|
+-------------------------+------------+------------+------------+------------+
|Cash & cash equivalents  |      (24.3)|            |        15.2|            |
+-------------------------+------------+------------+------------+------------+
|Other debt               |       (3.8)|            |       (7.0)|            |
+-------------------------+------------+------------+------------+------------+
|Foreign currency         |            |      (28.1)|            |        8.2 |
|translation              |            |            |            |            |
+-------------------------+------------+------------+------------+------------+
|Net fund movements       |            |      (97.2)|            |        20.2|
+-------------------------+------------+------------+------------+------------+



Part 2

FINANCIAL INFORMATION IN STERLING PREPARED IN ACCORDANCE WITH IFRS

CONSOLIDATED INCOME STATEMENT PREPARED IN ACCORDANCE WITH IFRS

YEAR ENDED 31 DECEMBER 2005

                                                                    Year ended      Year ended
                                                                   31 December       1 January
                                                                          2005            2005
                                                      Note         GBP million     GBP million
Continuing operations
Sales                                                    2             3,182.4         2,974.1
Cost of sales                                                         (2,288.9)       (2,120.2)
-----------------------------------------------------------------------------------------------
Gross profit                                                             893.5           853.9
Distribution costs                                                      (326.4)         (313.5)
Administrative expenses                                                 (259.2)         (236.9)
Share of profit of associates                                              0.6             0.8
-----------------------------------------------------------------------------------------------
Profit from operations before restructuring initiatives                  308.5           304.3
Restructuring costs                                      3               (20.3)          (20.5)
Gain on disposals and on the exit of businesses          3                 8.5             2.5
-----------------------------------------------------------------------------------------------
Profit from operations                                                   296.7           286.3
Interest payable                                         4               (83.5)          (64.8)
Investment income                                        5                40.3            38.8
Other finance income                                     6                 4.2               -
Net finance costs                                                        (39.0)          (26.0)
-----------------------------------------------------------------------------------------------
Profit before tax                                                        257.7           260.3
Income tax expense                                       7               (59.0)          (51.1)
-----------------------------------------------------------------------------------------------
Profit for the period from continuing operations                         198.7           209.2
-----------------------------------------------------------------------------------------------
Discontinued operations
Profit for the period from discontinued operations       8                 2.5             0.9
-----------------------------------------------------------------------------------------------
Profit for the period                                                    201.2           210.1
Minority interests                                                        (9.0)          (10.1)
Dividends payable on convertible cumulative preference shares                -           (15.6)
-----------------------------------------------------------------------------------------------
Profit for the period attributable to equity shareholders                192.2           184.4


Earnings per share
Basic
Continuing operations                                                    24.59 p         23.81p
Discontinued operations                                                   0.33 p          0.12p
-----------------------------------------------------------------------------------------------
Total operations                                         9               24.92 p         23.93p
-----------------------------------------------------------------------------------------------

Diluted
Continuing operations                                                    23.50 p         22.71p
Discontinued operations                                                   0.29 p          0.10p
-----------------------------------------------------------------------------------------------
Total operations                                         9               23.79 p         22.81p
-----------------------------------------------------------------------------------------------

Dividends per ordinary share                            10               13.23 p         12.60p
-----------------------------------------------------------------------------------------------

CONSOLIDATED INCOME STATEMENT PREPARED IN ACCORDANCE WITH IFRS (UNAUDITED)

THREE MONTHS ENDED 31 DECEMBER 2005


                                                                3 months ended  3 months ended
                                                                   31 December       1 January
                                                                          2005            2005
                                                      Note         GBP million     GBP million

Continuing operations
Sales                                                    2               817.9           696.6
Cost of sales                                                           (590.5)         (503.2)
-----------------------------------------------------------------------------------------------
Gross profit                                                             227.4           193.4
Distribution costs                                                       (86.5)          (78.2)
Administrative expenses                                                  (64.5)          (41.9)
Share of profit of associates                                              0.1             0.5
-----------------------------------------------------------------------------------------------
Profit from operations before restructuring initiatives                   76.5            73.8
Restructuring costs                                      3                (2.3)           (5.1)
Gain/(loss) on disposals and on the exit of businesses   3                 0.4            (0.7)
-----------------------------------------------------------------------------------------------
Profit from operations                                                    74.6            68.0
Interest payable                                                         (22.6)          (16.1)
Investment income                                                         11.0             9.2
Other finance expense                                                     (0.7)              -
Net finance costs                                                        (12.3)           (6.9)
-----------------------------------------------------------------------------------------------
Profit before tax                                                         62.3            61.1
Income tax (expense)/credit                                               (6.2)            3.7
-----------------------------------------------------------------------------------------------
Profit for the period from continuing operations                          56.1            64.8
-----------------------------------------------------------------------------------------------

Discontinued operations
(Loss)/profit for the period from discontinued
operations                                               8                (1.3)            2.1
-----------------------------------------------------------------------------------------------
Profit for the period                                                     54.8            66.9
Minority interests                                                        (2.9)           (2.6)
Dividends payable on convertible cumulative preference shares                -            (3.7)
-----------------------------------------------------------------------------------------------
Profit for the period attributable to equity shareholders                 51.9            60.6
-----------------------------------------------------------------------------------------------

Earnings per share
Basic
Continuing operations                                                     6.89 p         7.59 p
Discontinued operations                                                  (0.16)p         0.28 p
-----------------------------------------------------------------------------------------------
Total operations                                                          6.73 p         7.87 p
-----------------------------------------------------------------------------------------------

Diluted
Continuing operations                                                     6.55 p         7.09 p
Discontinued operations                                                  (0.14)p         0.23 p
-----------------------------------------------------------------------------------------------
Total operations                                                          6.41 p         7.32 p
-----------------------------------------------------------------------------------------------

CONSOLIDATED CASH FLOW STATEMENT PREPARED IN ACCORDANCE WITH IFRS

YEAR ENDED 31 DECEMBER 2005


                                                                    Year ended      Year ended
                                                                   31 December       1 January
                                                                          2005            2005
                                                      Note         GBP million     GBP million
Operating activities
Cash generated from operations                           11              336.5           333.9
Income taxes paid                                                        (79.5)          (56.0)
Income taxes received                                                      9.0            16.2
-----------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                266.0           294.1
-----------------------------------------------------------------------------------------------

Investing activities
Purchase of property, plant and equipment                               (128.5)         (154.5)
Purchase of intangible assets                                            (14.8)           (3.2)
Capitalisation of development costs                                       (0.4)              -
Disposal of property, plant and equipment                                 23.8             5.5
Purchase of subsidiaries, net of cash acquired                          (101.3)          (24.0)
Sale of subsidiaries, net of cash disposed                                29.3            21.3
Dividends received from associates                                         0.3             0.4
-----------------------------------------------------------------------------------------------
Net cash outflow from investing activities                              (191.6)         (154.5)
-----------------------------------------------------------------------------------------------

Financing activities
Issue of ordinary shares                                                   0.4             1.2
Draw-down of bank and other loans                                        185.4             1.8
Repayment of bank and other loans                                        (49.1)           (6.1)
Capital element of finance lease rental payments                          (2.8)           (3.5)
Interest element of finance lease rental payments                         (0.7)           (0.9)
Increase in collateralised cash                                           (0.5)           (1.1)
Purchase of own shares                                                    (2.4)           (4.1)
Sale of own shares                                                        2.9               -
Interest received                                                          5.8             4.0
Interest paid                                                            (26.1)          (18.6)
Equity dividend paid                                                     (99.4)          (94.5)
Preference dividend paid                                                 (16.1)          (15.9)
Investment by a minority shareholder in a subsidiary                         -             3.9
Dividend paid to a minority shareholder in a subsidiary                   (5.9)           (2.7)
-----------------------------------------------------------------------------------------------
Net cash outflow from financing activities                                (8.5)         (136.5)
-----------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                 65.9             3.1
Cash and cash equivalents at the beginning of the period                 178.9           160.6
Foreign currency translation                                             (24.3)           15.2
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period                       220.5           178.9
-----------------------------------------------------------------------------------------------

Cash and cash equivalents for the purposes of the cash flow statement comprise:

                                                                         As at           As at
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million

Cash and cash equivalents                                                230.9           185.4
Bank overdrafts                                                          (10.4)           (6.5)
-----------------------------------------------------------------------------------------------
                                                                         220.5           178.9
-----------------------------------------------------------------------------------------------

As at 31 December 2005, the Group's net debt was GBP641.3 million (1 January 2005 - GBP244.5 million).
A reconciliation of the change in cash and cash equivalents to the movement in net debt is presented in note 11.

CONSOLIDATED BALANCE SHEET PREPARED IN ACCORDANCE WITH IFRS

AS AT 31 DECEMBER 2005

                                                                         As at           As at
                                                                   31 December       1 January
                                                                          2005            2005
                                                       Note        GBP million     GBP million

Non-current assets
Goodwill                                                                 319.5           226.3
Other intangible assets                                                   22.0             4.6
Property, plant and equipment                                            831.7           742.2
Investments in associates                                                  4.4             3.7
Trade and other receivables                                               19.8             4.0
Deferred tax assets                                                      101.9           119.4
-----------------------------------------------------------------------------------------------
                                                                       1,299.3         1,100.2
-----------------------------------------------------------------------------------------------
Current assets
Inventories                                                              444.7           369.6
Trade and other receivables                              12              583.7           508.7
Income tax recoverable                                                     4.1            14.3
Available-for-sale investments                                             2.2             1.6
Cash and cash equivalents                                                230.9           185.4
-----------------------------------------------------------------------------------------------
                                                                       1,265.6         1,079.6
-----------------------------------------------------------------------------------------------
Assets held for sale                                     13               13.4            32.8
-----------------------------------------------------------------------------------------------
Total assets                                                           2,578.3         2,212.6
-----------------------------------------------------------------------------------------------
Current liabilities
Bank overdrafts                                                          (10.4)           (6.5)
Bank and other loans                                                     (31.1)           (9.9)
Obligations under finance leases                                          (2.4)           (3.4)
Trade and other payables                                 14             (442.3)         (382.4)
Income tax liabilities                                                   (17.6)          (11.6)
Provisions                                               15              (41.3)          (40.2)
-----------------------------------------------------------------------------------------------
                                                                        (545.1)         (454.0)
-----------------------------------------------------------------------------------------------
Non-current liabilities
Bank and other loans                                                    (531.0)         (399.5)
Obligations under finance leases                                          (9.9)           (8.7)
Trade and other payables                                 14              (15.3)          (12.3)
Post-employment benefit obligations                                     (296.3)         (276.5)
Deferred tax liabilities                                                 (50.0)          (42.7)
Income tax liabilities                                                   (94.9)         (154.1)
Provisions                                               15              (18.2)          (19.2)
-----------------------------------------------------------------------------------------------
                                                                      (1,015.6)         (913.0)
-----------------------------------------------------------------------------------------------
Convertible cumulative preference shares                                (304.7)              -
-----------------------------------------------------------------------------------------------
                                                                      (1,320.3)         (913.0)
-----------------------------------------------------------------------------------------------
Liabilities directly associated with assets
held for sale                                            13                  -            (0.3)
-----------------------------------------------------------------------------------------------
Total liabilities                                                     (1,865.4)       (1,367.3)
-----------------------------------------------------------------------------------------------
Net assets                                                               712.9           845.3
-----------------------------------------------------------------------------------------------

Capital and reserves
Ordinary share capital                                                    38.7            38.7
Share premium account                                                     95.8            94.0
Own shares                                                                (8.7)           (8.9)
Capital redemption reserve                                               461.9           461.9
Currency translation reserve                                              32.5           (27.6)
Retained profit/(losses)                                                  44.3           (91.6)
-----------------------------------------------------------------------------------------------
Shareholders' equity                                                     664.5           466.5
Minority interests                                                        48.4            41.6
-----------------------------------------------------------------------------------------------
Total equity                                                             712.9           508.1
Convertible cumulative preference shares                                     -           337.2
-----------------------------------------------------------------------------------------------
                                                                         712.9           845.3
-----------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE PREPARED IN ACCORDANCE WITH IFRS

YEAR ENDED 31 DECEMBER 2005


                                                                         As at           As at
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million

Profit for the period                                                    201.2           210.1
-----------------------------------------------------------------------------------------------
Net income/(expense) recognised directly in equity
Fair value gain on available for sale investments                          0.7               -
Post employment benefits:
- Actuarial gains                                                        (44.1)           11.6
- Effect of the asset ceiling                                             (0.3)            0.1
Currency translation differences on foreign operations:
- Subsidiaries                                                           136.1           (28.9)
- Associates                                                               0.4            (0.2)
Fair value loss on net investment hedges                                 (72.6)              -
Tax on items taken directly to equity                                     16.2            (5.5)
-----------------------------------------------------------------------------------------------
                                                                          36.4           (22.9)
-----------------------------------------------------------------------------------------------
Transfers from equity to the income statement
Fair value gain realised on the sale of
available-for-sale investments                                            (0.4)              -
Cumulative currency translation differences on
the disposal of foreign operations                                           -             0.9
-----------------------------------------------------------------------------------------------
                                                                          (0.4)            0.9
-----------------------------------------------------------------------------------------------
Total recognised income and expense for the period                       237.3           188.1
-----------------------------------------------------------------------------------------------

Attributable to:
Equity shareholders                                                      224.6           163.1
Preference shareholders                                                      -            15.6
Minority interests                                                        12.7             9.4
-----------------------------------------------------------------------------------------------
                                                                         237.3           188.1
-----------------------------------------------------------------------------------------------

RECONCILIATION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY PREPARED IN ACCORDANCE WITH IFRS

YEAR ENDED 31 DECEMBER 2005

                                                                    Year ended      Year ended
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million
Shareholders' equity at the beginning of the period                      466.5           396.4
Adoption of IAS32 and IAS39 (note 1)                                      63.1               -
-----------------------------------------------------------------------------------------------
                                                                         529.6           396.4
-----------------------------------------------------------------------------------------------
Total recognised income and expense attributable to equity shareholders  224.6           163.1
Dividends on ordinary shares                                             (99.4)          (94.5)
New shares issued (net of costs)                                            1.8             1.2
Purchase of own shares                                                    (2.4)           (4.1)
Sale of own shares                                                         2.9               -
Equity-settled share-based incentives                                      7.4             4.4
-----------------------------------------------------------------------------------------------
Net addition to shareholders' equity during the period                   134.9            70.1
-----------------------------------------------------------------------------------------------
Shareholders' equity at the end of the period                            664.5           466.5
-----------------------------------------------------------------------------------------------

NOTES TO THE FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH IFRS

1. Basis of preparation

The  financial  information  on pages 17 to 32 and the  related  information  in
Section 7 has been prepared in accordance with International Financial Reporting Standards ("IFRS") adopted for use in the European Union and, except with regard to certain financial instruments, under the historical cost convention.

Tomkins adopted IFRS with a transition date of 4 January 2004.
Comparative figures for 2004, which were previously reported in accordance with United Kingdom generally accepted accounting principles ("UK GAAP"), have been restated in accordance with IFRS. An analysis of the significant differences between UK GAAP and IFRS that were relevant to the Group and their effect on the Group's reported financial position as at 1 January 2005 and its results and cash flows for the year then ended was presented in an announcement published on 22 April 2005 that is available on the Company's website, www.tomkins.co.uk. An analysis of the restatement of the Group's results for the three months ended 1 January 2005 is presented in Section 7.

With the exception of a change with regard to trade investments explained below, the financial information has been prepared in accordance with the accounting policies that were set out in the announcement published on 22 April 2005.

The Group adopted IAS32 "Financial Instruments: Disclosure and Presentation" and IAS39 "Financial Instruments: Recognition and Measurement" prospectively from 2 January 2005. Accordingly, comparative information as at 1 January 2005 and for the three months and year then ended have not been restated to reflect the adoption of these accounting standards.

On adoption of IAS32 and IAS39, the Group recognised an increase in net debt of GBP271.7 million and an increase in shareholders' equity of GBP63.1 million that may be analysed as follows:

                                                                                   GBP million
-----------------------------------------------------------------------------------------------


Convertible cumulative preference shares                                                 273.6
Fair valuation of derivative financial instruments                                        (6.0)
Hedge accounting adjustment to borrowings                                                  5.7
Net interest accrual reclassified from payables and receivables                           (1.6)
-----------------------------------------------------------------------------------------------
Increase in net debt                                                                     271.7
-----------------------------------------------------------------------------------------------
Convertible cumulative preference shares                                                  63.6
Fair valuation of available-for sale investments                                           0.4
Fair valuation of derivative financial instruments                                         7.5
Hedge accounting adjustment to borrowings                                                 (5.7)
Tax on the above                                                                          (2.6)
-----------------------------------------------------------------------------------------------
                                                                                          63.2
Minority interest in the above                                                            (0.1)
-----------------------------------------------------------------------------------------------
Increase in shareholders' equity                                                          63.1
-----------------------------------------------------------------------------------------------

As shown above, the most significant financial effect arises from the change in the accounting treatment of the US dollar denominated 5.56% Convertible cumulative preference shares (the "Preference shares"). As at 1 January 2005, the Preference shares were classified as non-equity shareholders' funds with a carrying value of GBP337.2 million. Presented in accordance with IAS 32, they are reclassified as non-current liabilities and the carrying value of the principal outstanding was GBP273.6 million as at 1 January 2005.

As a consequence of the publication of "Amendment to IAS 39: The Fair Value Option" in June 2005, it was necessary to reclassify the Group's trade investments as available-for-sale. While these investments continue to be measured at their fair values under IFRS, changes in their fair values are now recognised in a separate component of equity rather than in the income statement. Accordingly, GBP0.1 million has been transferred from retained earnings to the available-for-sale reserve as at 1 January 2005, representing accumulated fair value gains on these investments (net of related tax effects).

The financial information on pages 17 to 34 was approved by the Directors on 21 February 2006.

The financial information is derived from the Group's consolidated financial statements for the year ended 31 December 2005 prepared in accordance with IFRS ("the financial statements") and does not constitute full accounts within the meaning of section 240 of the Companies Act 1985. Subject to their approval by shareholders, the financial statements, on which the Company's auditors, Deloitte & Touche LLP, have given an unqualified report which does not contain a statement under section 237(2) or (3) of the Companies Act 1985, will be filed with the Registrar of Companies following the Company's Annual General Meeting on 22 May 2006.

The financial information for the three month periods ended 31 December 2005 and 1 January 2005 has neither been audited nor reviewed by the auditors.



2. Segment information

The Group  determines  its  reportable  segments  based on the  structure of the internal financial reports that are used by senior management for decision-making purposes and its primary segment reporting format is by business segment.

With effect from 2 January 2005, the Group was reorganised for management reporting purposes into two principal business groups: Industrial & Automotive and Building Products.

Industrial & Automotive manufactures a wide range of systems and components for car, truck and industrial quipment manufacturing markets, and industrial and automotive aftermarkets throughout the world through five business segments:
Power Transmission, Fluid Power, Wiper Systems, Fluid Systems and Other Industrial & Automotive.

Building Products comprises two business segments: Air Systems Components and Other Building Products. Air Systems Components supplies the industrial and residential heating, ventilation and air conditioning market mainly in North America. Other Building Products manufactures a variety of products for the building and construction industries mainly in North America.

Segment information about the Group's continuing operations is presented below. Segment information about the Group's discontinued operations is presented in note 8.

Segment revenue and results - Continuing operations

a) For the year ended 31 December 2005
                                                Segment revenue                 Segment result
                                        ----------------------------     ----------------------------
                                          Year ended     Year ended        Year ended    Year ended
                                         31 December      1 January       31 December     1 January
                                                2005           2005              2005          2005
                                         GBP million    GBP million       GBP million   GBP million
By business segment
Industrial & Automotive
Power Transmission                             969.9          913.7             127.9         132.3
Fluid Power                                    358.0          323.7              38.4          32.9
Wipers                                         234.0          253.6              (5.3)          7.2
Fluid Systems                                  230.3          228.0              16.8          21.5
Other Industrial & Automotive                  506.4          463.3              56.7          54.8
----------------------------------------------------------------------------------------------------
                                             2,298.6        2,182.3             234.5         248.7
----------------------------------------------------------------------------------------------------
Building Products
Air Systems Components                         485.4          423.0              57.3          46.6
Other Building Products                        398.4          368.8              29.2          13.8
----------------------------------------------------------------------------------------------------
                                               883.8          791.8              86.5          60.4
----------------------------------------------------------------------------------------------------
                                             3,182.4        2,974.1             321.0         309.1
----------------------------------------------------------------------------------------------------
By geographical origin
United States of America                     2,122.7        1,924.2             245.2         197.9
United Kingdom                                 163.3          177.1              (9.2)          2.3
Rest of Europe                                 312.6          320.6              28.1          41.9
Rest of the World                              583.8          552.2              56.9          67.0
----------------------------------------------------------------------------------------------------
                                             3,182.4        2,974.1             321.0         309.1
----------------------------------------------------------------------------------------------------
By geographical market
United States of America                     2,191.7        2,008.3
United Kingdom                                  76.6           84.4
Rest of Europe                                 353.7          362.7
Rest of the World                              560.4          518.7
--------------------------------------------------------------------
                                             3,182.4        2,974.1
--------------------------------------------------------------------

Inter-segment sales were not significant.

The aggregate segment result of continuing operations includes a net loss of GBP11.8 million arising from restructuring initiatives (2004 - net loss of GBP18.0 million) that is analysed by segment in note 3.

2. Segment information continued

The aggregate segment result of continuing operations may be reconciled to the profit from operations as follows:

                                                                    Year ended      Year ended
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million

Segment result                                                           321.0           309.1
Gain on sale of available-for-sale investments                             0.4               -
Share of profit or loss of associates                                      0.6             0.8
Unallocated corporate activities                                         (25.3)          (23.6)
-----------------------------------------------------------------------------------------------
Profit from operations                                                   296.7           286.3
-----------------------------------------------------------------------------------------------

The Group's share of the profit or loss of its associates was attributable to its business segments as follows: Industrial & Automotive GBP0.6 (2004 - GBP0.6 million) and Building Products GBPnil (2004 - GBP0.2 million).


b) For the three months ended 31 December 2005 (Unaudited)

                                                Segment revenue                   Segment result
                                      ------------------------------     ------------------------------
                                      3 months ended  3 months ended    3 months ended  3 months ended
                                         31 December       1 January       31 December       1 January
                                                2005            2005              2005            2005
                                         GBP million     GBP million       GBP million     GBP million
By business segment
Industrial & Automotive
   Power Transmission                          240.2           217.9              34.7            32.5
   Fluid Power                                  86.4            76.6               7.2             8.2
   Wipers                                       62.3            62.6               3.2             4.5
   Fluid Systems                                57.1            53.3               3.7             4.1
   Other Industrial & Automotive               141.4           105.9              16.4             8.9
-------------------------------------------------------------------------------------------------------
                                               587.4           516.3              65.2            58.2
-------------------------------------------------------------------------------------------------------
Building Products
   Air Systems Components                      128.4            98.1              10.2            10.2
   Other Building Products                     102.1            82.2               7.8             4.0
-------------------------------------------------------------------------------------------------------
                                               230.5           180.3              18.0            14.2
-------------------------------------------------------------------------------------------------------
                                               817.9           696.6              83.2            72.4
-------------------------------------------------------------------------------------------------------
By geographical origin
United States of America                       553.4           445.8              62.9            44.1
United Kingdom                                  37.1            39.9              (0.4)           (2.6)
Rest of Europe                                  74.0            72.9               6.5             9.8
Rest of the World                              153.4           138.0              14.2            21.1
-------------------------------------------------------------------------------------------------------
                                               817.9           696.6              83.2            72.4
-------------------------------------------------------------------------------------------------------
By geographical market
United States of America                       580.0           452.3
United Kingdom                                  18.8            18.3
Rest of Europe                                  81.4            83.5
Rest of the World                              137.7           142.5
---------------------------------------------------------------------
                                               817.9           696.6
---------------------------------------------------------------------

Inter-segment sales were not significant.

The aggregate segment result of continuing operations includes a net loss of GBP1.9 million arising from restructuring initiatives (2004 - net loss of GBP5.8 million) that is analysed by segment in note 3.

Reconciliation of total segment result from continuing operations to profit from operations:

                                                                3 months ended  3 months ended
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million

Segment result                                                            83.2            72.4
Gain on sale of available-for-sale investments                             0.4               -
Share of profit or loss of associates                                      0.1             0.5
Unallocated central activities                                            (9.1)           (4.9)
-----------------------------------------------------------------------------------------------
Profit from operations                                                    74.6            68.0
-----------------------------------------------------------------------------------------------

The Group's share of the profit or loss of its associates was attributable to its business segments as follows: Industrial & Automotive GBP0.1 million (Q4 2004 - GBP0.2 million) and Building Products GBPnil (Q4 2004 - GBP0.3 million).


3. RESTRUCTURING INITIATIVES

a) For the year ended 31 December 2005

                                  Year ended 31 December 2005                  Year ended 1 January 2005
                           ------------------------------------          ------------------------------------
                                                Disposals and                              Disposals and
                                Restructuring         exit of              Restructuring         exit of
                                        costs      businesses       Total          costs      businesses        Total
                                  GBP million     GBP million GBP million    GBP million     GBP million  GBP million
By business segment
Industrial & Automotive:
-  Power Transmission                    (1.1)              -       (1.1)           (4.6)              -        (4.6)
-  Fluid Power                            0.9             0.8        1.7            (1.2)              -        (1.2)
-  Wipers                               (16.1)              -      (16.1)           (7.9)              -        (7.9)
-  Fluid Systems                            -               -          -            (2.4)              -        (2.4)
-  Other Industrial & Automotive         (2.4)           (1.8)      (4.2)           (1.7)            9.4         7.7
---------------------------------------------------------------------------------------------------------------------
                                        (18.7)           (1.0)     (19.7)          (17.8)            9.4        (8.4)
---------------------------------------------------------------------------------------------------------------------
Building Products:
-  Air Systems Components                (1.7)            9.0        7.3            (1.0)              -        (1.0)
-  Other Building Products                0.1             0.5        0.6            (1.7)           (6.9)       (8.6)
---------------------------------------------------------------------------------------------------------------------
                                         (1.6)            9.5        7.9            (2.7)           (6.9)       (9.6)
---------------------------------------------------------------------------------------------------------------------
                                        (20.3)            8.5      (11.8)          (20.5)            2.5        (18.0)
---------------------------------------------------------------------------------------------------------------------


Restructuring costs recognised during 2005 primarily related to the closure of Stackpole's PCD facility, the transfer of the manufacturing of the Wiper Systems facility in Pontypool to more cost competitive locations and the rationalisation of production facilities at Air Systems Components. Restructuring costs recognised during 2004 primarily related to the rationalisation of manufacturing capacity within North America and the relocation of wiper blade production.

Gains and losses on the disposal and exit of businesses are analysed in note 17.

b) For the three months ended 31 December 2005 (Unaudited)


                              3 months ended 31 December 2005                3 months ended 1 January 2005
                           ------------------------------------          ------------------------------------
                                                Disposals and                              Disposals and
                                Restructuring         exit of              Restructuring         exit of
                                        costs      businesses      Total           costs      businesses       Total
                                  GBP million     GBP million  GBP million   GBP million     GBP million   GBP million
By business segment
Industrial & Automotive:
-  Power Transmission                       -               -          -            (1.8)              -        (1.8)
-  Fluid Power                            1.0             0.1        1.1            (0.7)              -        (0.7)
-  Wipers                                (3.0)              -       (3.0)           (1.2)              -        (1.2)
-  Fluid Systems                            -               -          -            (0.6)              -        (0.6)
-  Other Industrial & Automotive         (0.7)           (0.7)      (1.4)           (0.3)           (1.3)       (1.6)
---------------------------------------------------------------------------------------------------------------------
                                         (2.7)           (0.6)      (3.3)           (4.6)           (1.3)       (5.9)
---------------------------------------------------------------------------------------------------------------------
Building Products:
-  Air Systems Components                 0.4             0.2        0.6            (0.7)              -        (0.7)
-  Other Building Products                  -             0.8        0.8             0.2             0.6         0.8
---------------------------------------------------------------------------------------------------------------------
                                          0.4             1.0        1.4            (0.5)            0.6         0.1
---------------------------------------------------------------------------------------------------------------------
                                         (2.3)            0.4       (1.9)           (5.1)           (0.7)       (5.8)
---------------------------------------------------------------------------------------------------------------------


4. Interest payable

                                                                    Year ended      Year ended
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million

Interest on bank overdrafts and loans                                     26.0            20.6
Interest element of finance lease rentals                                  0.7             0.9
-----------------------------------------------------------------------------------------------
                                                                          26.7            21.5
Dividends payable on convertible cumulative preference shares             16.3               -
----------------------------------------------------------------------------------------------
                                                                          43.0            21.5
Post-employment benefits:
- Interest cost on benefit obligation                                     40.5            43.3
-----------------------------------------------------------------------------------------------
                                                                          83.5            64.8
-----------------------------------------------------------------------------------------------

The  Group  adopted  IAS 32  prospectively  with  effect  from 2  January  2005.
Accordingly, the basis of accounting for dividends payable on the convertible cumulative preference shares in 2004 has not been restated and dividends for that period of GBP15.6 million are presented as an appropriation of profit.

Interest payable was wholly attributable to continuing operations.


5. Investment income

                                                                    Year ended      Year ended
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million

Interest on bank deposits                                                  4.1             3.2
Other interest receivable                                                  1.6             3.2
-----------------------------------------------------------------------------------------------
                                                                           5.7             6.4
Post-employment benefits:
- Expected return on plan assets                                          34.6            32.4
-----------------------------------------------------------------------------------------------
                                                                          40.3            38.8
-----------------------------------------------------------------------------------------------

Investment income was wholly attributable to continuing operations.


6. Other Finance income

                                                                    Year ended      Year ended
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million

Derivative financial instruments not qualifying for hedge accounting:
- Foreign currency hedges                                                 0.9                -
- Interest rate hedges                                                    3.3                -
-----------------------------------------------------------------------------------------------
                                                                          4.2                -
-----------------------------------------------------------------------------------------------

Other finance income represents fair value gains and losses arising on derivatives held by the Group to hedge its translational exposures where either the economic hedging relationship does not qualify for hedge accounting or to the extent that there is deemed to be ineffectiveness in a qualifying hedging relationship.

The Group adopted IAS 39 prospectively with effect from 2 January 2005.

Accordingly, the basis of accounting for translational hedging relationships in 2004 has not been restated.

Other finance income was wholly attributable to continuing operations.



7. TAX

                                                                    Year ended      Year ended
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million
Current tax
- UK                                                                      (5.0)          (14.7)
- Overseas                                                                24.0            51.5
Deferred tax                                                              40.9            15.5
-----------------------------------------------------------------------------------------------
                                                                          59.9            52.3
-----------------------------------------------------------------------------------------------

Continuing operations                                                     59.0            51.1
Discontinued operations                                                    0.9             1.2
-----------------------------------------------------------------------------------------------
                                                                          59.9            52.3
-----------------------------------------------------------------------------------------------


8. Discontinued operations

a) Year ended 31 December 2005


                                                                    Year ended      Year ended
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million

Profit for the period of discontinued operations
Sales                                                                        -             6.2
Cost of sales                                                                -            (5.8)
-----------------------------------------------------------------------------------------------
Gross profit                                                                 -             0.4
Distribution costs                                                           -            (0.4)
Administrative expenses                                                      -            (1.7)
-----------------------------------------------------------------------------------------------
Loss before tax                                                              -            (1.7)
Tax                                                                          -            (0.5)
-----------------------------------------------------------------------------------------------
Loss after tax                                                               -            (2.2)
-----------------------------------------------------------------------------------------------

Profit on disposal of discontinued operations
Profit before tax                                                          3.4             3.8
Tax                                                                       (0.9)           (0.7)
-----------------------------------------------------------------------------------------------
Profit after tax                                                           2.5             3.1
-----------------------------------------------------------------------------------------------

Profit for the period from discontinued operations                         2.5             0.9
-----------------------------------------------------------------------------------------------

In 2005, discontinued operations comprised additional losses arising on the disposal of part of the Group's former Professional, Garden and Leisure businesses in October 2000 and additional profits arising on the disposal of the Group's former Valves, Taps and mixers businesses. In 2004, discontinued operations comprised the Group's former Valves, Taps and Mixers businesses. All of these operations were included in the Other Building Products business segment.


b) Three months ended 31 December 2005 (Unaudited)

                                                                    Year ended      Year ended
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million

(Loss)/profit on disposal of discontinued operations
(Loss)/profit before tax                                                     -             2.1
Tax                                                                       (1.3)              -
-----------------------------------------------------------------------------------------------
(Loss)/profit after tax                                                   (1.3)            2.1
-----------------------------------------------------------------------------------------------
(Loss)/profit for the period from discontinued operations                 (1.3)            2.1
-----------------------------------------------------------------------------------------------



9. Earnings per share

Basic earnings per share is calculated by dividing the profit for the period attributable to equity shareholders by the weighted average number of the Company's ordinary shares in issue during the period. The weighted average number of the Company's ordinary shares in issue during the period excludes 2,888,908 shares (2004 - 2,949,225 shares), being the weighted average number of own shares held during the period.

Diluted earnings per share takes into account the dilutive effect of options and awards outstanding under the Group's employee share schemes and the dilutive effect of the potential conversion of the Company's convertible cumulative preference shares into the Company's ordinary shares. The weighted average number of the Company's ordinary shares used in the calculation of diluted earnings per share excludes the effect of options and awards over 2,549,390 shares (2004 - 2,538,070 shares) that were anti-dilutive for the periods presented but could potentially dilute earnings per share in the future.


                                   Year ended 31 December 2005                Year ended 1 January 2005
                            -------------------------------------       --------------------------------------
                                                                                    Profit
                            Profit attributable          Weighted             attributable         Weighted
                                      to equity           average    Earnings    to equity          average   Earnings
                                   shareholders         number of   per share shareholders        number of  per share
                                    GBP million   ordinary shares       pence  GBP million  ordinary shares     pence
Continuing operations
Basic                                     189.7       771,416,964      24.59 p       183.5      770,716,582      23.81p
Dilutive effect of share
options and awards                            -         2,593,300      (0.08)p           -        3,449,582     (0.11)p
-----------------------------------------------------------------------------------------------------------------------
                                          189.7       774,010,264      24.51 p       183.5      774,166,164      23.70p
Dilutive effect of conversion of
preference shares                          16.3       102,375,159      (1.01)p        15.6      102,650,664     (0.99)p
-----------------------------------------------------------------------------------------------------------------------
Diluted                                   206.0       876,385,423      23.50 p       199.1      876,816,828      22.71p
-----------------------------------------------------------------------------------------------------------------------

Discontinued operations
Basic                                       2.5       771,416,964       0.33 p         0.9      770,716,582       0.12p
Dilutive effect of share
options and awards                            -         2,593,300      (0.01)p           -        3,449,582          -
-----------------------------------------------------------------------------------------------------------------------
                                            2.5       774,010,264       0.32 p         0.9      774,166,164       0.12p
Dilutive effect of
conversion of preference shares               -       102,375,159      (0.03)p           -      102,650,664      (0.02)p
-----------------------------------------------------------------------------------------------------------------------
Diluted                                     2.5       876,385,423       0.29 p         0.9      876,816,828       0.10p
-----------------------------------------------------------------------------------------------------------------------

Continuing and discontinued operations
Basic                                     192.2       771,416,964      24.92 p       184.4      770,716,582      23.93p
Dilutive effect of share
options and awards                            -         2,593,300      (0.09)p           -        3,449,582      (0.11)p
-----------------------------------------------------------------------------------------------------------------------
                                          192.2       774,010,264      24.83 p       184.4      774,166,164      23.82p
Dilutive effect of
conversion of preference shares            16.3       102,375,159      (1.04)p        15.6      102,650,664      (1.01)p
-----------------------------------------------------------------------------------------------------------------------
Diluted                                   208.5       876,385,423      23.79 p       200.0      876,816,828      22.81p
-----------------------------------------------------------------------------------------------------------------------


10.   Dividends on ordinary shares

                                                               Year ended    Year ended    Year ended    Year ended
                                                              31 December     1 January   31 December     1 January
                                                                     2005          2005          2005          2005
                                                                per share     per share   GBP million   GBP million
Paid or proposed in respect of the period
Interim dividend                                                     5.07p           4.83p       39.3          37.3
Proposed final dividend                                              8.16p           7.77p       63.2          60.0
--------------------------------------------------------------------------------------------------------------------
                                                                    13.23p          12.60p      102.5          97.3
--------------------------------------------------------------------------------------------------------------------

Recognised in the period
Final 2004 - 7.77p per share, paid 26 May 2005                                                   60.0             -
Interim 2005 - 5.07p per share, paid 14 November 2005                                            39.4             -
Final 2003 - 7.40p per share, paid 1 June 2004                                                      -          57.2
Interim 2004 - 4.83p per share, paid 12 November 2004                                               -          37.3
--------------------------------------------------------------------------------------------------------------------
                                                                                                 99.4          94.5
--------------------------------------------------------------------------------------------------------------------

The Directors propose a final dividend for 2005 of 8.16p per share that, subject to approval by shareholders, will be paid on 31 May 2006 to shareholders on the register on 21 April 2006.

Dividends payable on ordinary shares are recognised in the financial statements when they have been appropriately authorised and are no longer at the Company's discretion. Accordingly, interim dividends are recognised when they are paid and final dividends are recognised when they are declared following approval by shareholders at the Company's Annual General Meeting. Dividends on ordinary shares are recognised as an appropriation of equity.


11.   Cash flow

Reconciliation of profit for the period to cash generated from operations

                                                                    Year ended      Year ended
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million

Profit for the period                                                    201.2           210.1
Interest payable                                                          83.5            64.8
Investment income                                                        (40.3)          (38.8)
Other finance income                                                      (4.2)              -
Income tax expense                                                        59.9            52.3
-----------------------------------------------------------------------------------------------
Profit from continuing and discontinued operations                       300.1           288.4
Share of profit of associates                                             (0.6)           (0.8)
Amortisation of intangible assets                                          2.4             5.0
Depreciation of property, plant and equipment                            116.7           110.9
Impairment of property, plant and equipment                                5.3               -
Cost of equity-settled employee share schemes                              7.4             4.4
(Gain)/loss on sale of property, plant and equipment                      (0.1)            1.1
Gain on disposal of businesses:
- Continuing operations                                                   (8.5)          (18.0)
- Discontinued operations                                                 (3.4)           (3.8)
Decrease in post-employment benefit obligations                          (55.4)          (26.3)
Decrease in provisions                                                    (2.6)           (7.3)
-----------------------------------------------------------------------------------------------
Operating cash flows before movements in working capital                 361.3           353.6
Increase in inventories                                                  (22.3)          (34.3)
Increase in receivables                                                  (22.3)          (20.9)
Increase in payables                                                      19.8            35.5
-----------------------------------------------------------------------------------------------
Cash generated from operations                                           336.5           333.9
-----------------------------------------------------------------------------------------------

Reconciliation of net decrease in cash and cash equivalents to movements in net debt


                                                                    Year ended      Year ended
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million

Net debt at the beginning of the period                                (244.5)          (264.7)
Adoption of IAS 32 and IAS 39 (note 1)                                 (271.7)               -
-----------------------------------------------------------------------------------------------
                                                                       (516.2)          (264.7)
-----------------------------------------------------------------------------------------------
(Increase)/decrease in net debt resulting from cash flows:
- Increase in cash and cash equivalents                                  65.9              3.1
- (Increase)/decrease in debt and lease financing                      (133.5)             7.8
- Increase in collateralised cash                                         0.5              1.1
-----------------------------------------------------------------------------------------------
                                                                        (67.1)            12.0
Other non-cash movements                                                  4.6                -
Leases obtained on acquisition                                           (2.0)               -
Foreign currency translation                                            (60.6)             8.2
-----------------------------------------------------------------------------------------------
(Increase)/decrease in net debt during the period                      (125.1)            20.2
-----------------------------------------------------------------------------------------------
Net debt at the end of the period                                      (641.3)          (244.5)
-----------------------------------------------------------------------------------------------

Analysis of net debt

                                                                         As at           As at
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million

Cash and cash equivalents                                                230.9           185.4
Collateralised cash                                                        5.3             4.9
Bank overdrafts                                                          (10.4)           (6.5)
Bank and other loans                                                    (562.1)         (409.4)
Obligations under finance leases                                         (12.3)          (12.1)
Derivative financial instruments hedging translational exposures          14.1            (6.8)
-----------------------------------------------------------------------------------------------
                                                                        (334.5)         (244.5)
Convertible cumulative preference shares                                (306.8)              -
-----------------------------------------------------------------------------------------------
                                                                        (641.3)         (244.5)
-----------------------------------------------------------------------------------------------


12.   Trade and other receivables

                                                                         As at           As at
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million
Current assets
Trade receivables                                                        507.0           426.7
Amounts due from customers on long term contracts                          4.5             3.2
Prepayments                                                               26.8            21.0
Derivative financial instruments                                           5.2             0.1
Other receivables                                                         34.9            52.8
Collateralised cash                                                        5.3             4.9
-----------------------------------------------------------------------------------------------
                                                                         583.7           508.7
-----------------------------------------------------------------------------------------------
Non-current assets
Derivative financial instruments                                          19.8             4.0
-----------------------------------------------------------------------------------------------


13.   Assets held for sale

The analysis of assets classified as held for sale and directly associated liabilities was as follows:

                                                                         As at           As at
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million

Property, plant and equipment                                             13.4            29.8
Deferred tax assets                                                          -             0.1
Inventories                                                                  -             2.0
Trade and other receivables                                                  -             0.9
-----------------------------------------------------------------------------------------------
Total assets held for sale                                                13.4            32.8
-----------------------------------------------------------------------------------------------
Trade and other payables                                                     -            (0.3)
-----------------------------------------------------------------------------------------------
Total liabilities directly associated with assets held for sale              -            (0.3)
-----------------------------------------------------------------------------------------------
                                                                          13.4            32.5
-----------------------------------------------------------------------------------------------


14.   Trade and other Payables

                                                                         As at           As at
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million
Current liabilities
Trade payables                                                           268.9           231.0
Amounts due to customers on long term contracts                            3.5             2.6
Other taxes and social security                                           17.0            14.9
Accruals and deferred income                                             127.7           103.2
Accrued dividends on preference shares                                     2.1             1.9
Derivative financial instruments                                           0.9               -
Other payables                                                            22.2            28.8
-----------------------------------------------------------------------------------------------
                                                                         442.3           382.4
-----------------------------------------------------------------------------------------------
Non-current liabilities
Accruals and deferred income                                               1.8             3.2
Derivative financial instruments                                           8.1             6.8
Other payables                                                             5.4             2.3
-----------------------------------------------------------------------------------------------
                                                                          15.3            12.3
-----------------------------------------------------------------------------------------------


15.   PROVISIONS

                                          Disposal
                      Restructuring       and exit  Environmental        Workers      Other
                              costs  of businesses     provisions   compensation  provisions       Total
                        GBP million    GBP million    GBP million    GBP million GBP million GBP million

As at 1 January 2005           10.8            3.9            5.6           18.4        20.7       59.4
Charge for the period           5.1              -            1.1            7.6         6.0       19.8
Reversal of provision
for disposal of business          -           (4.0)             -              -           -       (4.0)
Acquisition of subsidiaries       -              -              -              -         0.3        0.3
Utilised during the period     (5.9)             -           (1.0)          (6.3)       (7.7)     (20.9)
Foreign currency translation    0.7            0.1            0.5            2.2         1.4        4.9
--------------------------------------------------------------------------------------------------------
As at 31 December 2005         10.7              -            6.2           21.9        20.7       59.5
--------------------------------------------------------------------------------------------------------

Provisions are presented in the Group's balance sheet as follows:

                                                                         As at           As at
                                                                   31 December       1 January
                                                                          2005            2005
                                                                   GBP million     GBP million

Current liabilities                                                       41.3            40.2
Non-current liabilities                                                   18.2            19.2
-----------------------------------------------------------------------------------------------
                                                                          59.5            59.4
-----------------------------------------------------------------------------------------------


16.   Acquisitions

Industrial & Automotive

On 1 July 2005, Tomkins acquired Eifeler Maschinenbau GmbH ('EMB') for net cash consideration of EYR36.5 million (GBP24.6 million). Provisional goodwill of GBP11.1 million arising on the acquisition was capitalised. The goodwill reflects the value of EMB's assembled workforce and its well established distribution network within Europe and Asia. In addition there is opportunity for significant synergies from the sale of Tomkins existing products through EMB's distribution network and from the ability to offer a broader range of product to Tomkins existing customer base. Management are reviewing the fair values of the assets acquired, which will be finalised in the first half of 2006.

Building Products

On 27 January 2005, Tomkins acquired Milcor Inc, a multi-brand manufacturer of building products for net cash consideration of $42.9 million (GBP22.8 million). Provisional goodwill of GBP14.1 million arising on the acquisition was capitalised. The goodwill reflects the value of the enhancement of Tomkins position in the residential GRD market as a result of the acquisition, the strengthening of the Groups ability to secure sales representation in several key markets and the provision of growth opportunities in the commercial products portion of the market. In addition the acquisition provides immediate access to a Chinese manufacturing source and an opportunity for significant synergies.

On 18 March 2005, Tomkins acquired L.E. Technologies, a recreational vehicle frame manufacturer for net cash consideration of $80.0 million (GBP41.8 million). Provisional goodwill of GBP26.4 million arising on the acquisition was capitalised. The acquisition gives Tomkins an extended product range, enables Dexter Axle Company Inc. to pre integrate its axles to vehicle frames and gives the opportunity for a number of synergies. In addition to goodwill, an intangible of GBP2.4 million has been recognised for customer relationships.

On 23 September 2005, Tomkins acquired NRG Industries Inc, a multi brand manufacturer of commercial building accessories, for cash consideration of $25.1 million (GBP14.1 million). Provisional goodwill of GBP7.1 million arising on the acquisition was capitalised. The acquisition gave Tomkins access to fully developed products that could be marketed more broadly through Ruskin Company and Air Systems Components channels. In addition the acquisition increased our presence in significant markets as well as providing opportunity for a number of manufacturing synergies.

The Group incurred transaction costs totalling GBP2.7 million in respect of the acquisitions effected during the period.


17.   Disposals


Industrial & Automotive

On 9 February 2005, the business and assets of the AirSprings division were sold for a net consideration of $7.9 million, of which $5.0 million is deferred. This resulted in a loss of GBP3.9 million before the release of a provision for expected loss on disposal of GBP2.9 million, which was provided for in 2004.

On 4 July 2005, the business and assets of the North American Curved Hose business was sold for a net cash consideration of $10.6 million (GBP6.1 million) resulting in a gain on disposal of GBP0.8 million.

Building Products

On 2 January 2005, Unified Industries, Inc., a business in the Other Building Products segment, was sold for $1.0 million. This resulted in a loss of GBP1.1 million, which was fully provided for in 2004. On 16 September, the business and assets of Gutter Helmet, part of the Hart & Cooley residential construction business, was sold for $20.4 million (GBP11.3 million) resulting in a gain of GBP9.0 million.

In addition to the above, costs of GBP1.0 million relating to the prior year disposal and exit of businesses, gains of GBP3.4 million relating to discontinued operations and gains of GBP0.7 million on disposal of property arose during the year ended 31 December 2005.



18.   CONTINGENCIES

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. The Directors do not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.


19. RECONCILIATION of UK GAAP to IFRS

As described in note 1, comparative financial information for 2004 that was previously reported in accordance with UK GAAP has been restated in accordance with IFRS. An analysis of the adjustments that affected profit for the year ended 1 January 2005 and shareholders' equity as at 1 January 2005 was presented in the Group's results announcement for the three months ended 2 April 2005 which is available on the Company's website, www.tomkins.co.uk.

An analysis of the adjustments that affected profit for the three months ended 1January 2005 is presented below.

                                                                    3 months ended
                                                                         1 January
                                                            Note              2005
                                                                       GBP million
-----------------------------------------------------------------------------------
Profit after tax under UK GAAP                                               62.0
Adjustments:
  Goodwill                                                     a              3.2
  Share-based incentives                                       b             (0.1)
  Post-employment benefits                                     c              7.5
  Future operating losses                                      d             (0.8)
  Deferred tax on IFRS adjustments                                           (4.9)
-----------------------------------------------------------------------------------
Profit for the period under IFRS                                              66.9
-----------------------------------------------------------------------------------

a. Goodwill

Under UK GAAP, capitalised goodwill was amortised over its useful economic life. Under IFRS, this goodwill is not amortised but is tested at least annually for impairment. The impairment tests carried out by the Group as at 4 January 2004 and 1 January 2005 revealed no impairment loss. Goodwill amortisation charged under UK GAAP during the three months ended 1 January 2005 was GBP3.2 million and this amount is credited back to the income statement under IFRS.

b. Share-based incentives

Under UK GAAP, the cost of awards made under the Group's employee share schemes was based on the intrinsic value of the awards, with the exception of SAYE schemes for which no cost was recognised. Under IFRS, the cost of all employee share schemes is based on the fair value of the awards. As a result of this change, the cost of employee share schemes recognised during the three months ended 1 January 2005 increased by GBP0.1 million under IFRS.

c. Post-employment benefits

Under UK GAAP, the cost of providing defined benefit pensions and post-retirement healthcare benefits was recognised on a systematic basis and surpluses and deficits arising were spread over the expected average remaining service lives of participating employees. Under IFRS, the cost of benefits accruing under defined benefit plans is recognised over the average remaining service lives of participating employees, but the total cost recognised in each period is dependent on the change during the period in the recognised defined benefit liability or asset.

As shown below, the total cost of defined benefit plans recognised in the income statement during the three months ended 1 January 2005 was GBP7.5 million lower than that recognised under UK GAAP:

                                                     3 months ended 1 January 2005
                                              -------------------------------------------
                                                       UK GAAP
                                                  presented in                  Restated
                                                   IFRS format   Adjustment   under IFRS
                                                   GBP million  GBP million   GBPmillion
-----------------------------------------------------------------------------------------
Recognised in the income statement
Continuing operations:
  Charge/(credit) to profit from operations                5.6        (10.2)        (4.6)
  Charge to net finance costs                                -          2.7          2.7
-----------------------------------------------------------------------------------------
                                                           5.6         (7.5)        (1.9)
Recognised directly in equity
Actuarial gains and losses                                   -         11.6         11.6
Effect of the asset ceiling                                  -          0.1          0.1
-----------------------------------------------------------------------------------------
                                                           5.6          4.2          9.8
-----------------------------------------------------------------------------------------

During the three months ended 1 January 2005, the net charge to profit from operations under IFRS included a net credit of GBP5.1 million arising from settlement and curtailments and adjustments to past service costs.

d. Future operating losses

Under UK GAAP, Tomkins provided for the expected future operating losses of operations that were to be sold or terminated. Under IFRS, it is not permissible to provide for future operating losses and the provision recognised under UK GAAP was reversed under IFRS. Overall during the three months ended 1 January 2005, operating losses incurred of GBP0.8 million that were set against the provision under UK GAAP were charged to the income statement under IFRS.

RECONCILIATION OF UK GAAP TO IFRS

CONSOLIDATED INCOME STATEMENT FOR THE THREE MONTHS ENDED 1 JANUARY 2005 (UNAUDITED)

                                      UK GAAP                              Post-     Future
                                 presented in            Share-based  employment  operating                  Restated
                                  IFRS format   Goodwill  incentives    benefits     losses  Deferred tax  under IFRS
                                  GBP million GBP million GBP million GBP millionGBP million  GBP million GBP million
Continuing operations
Sales                                   696.6          -           -           -          -             -       696.6
Cost of sales                          (503.2)         -           -           -          -             -      (503.2)
----------------------------------------------------------------------------------------------------------------------
Gross profit                            193.4          -           -           -          -             -       193.4
Distribution costs                      (78.2)         -           -           -          -             -       (78.2)
Administrative expenses                 (55.3)       3.2        (0.1)       10.2        0.1             -       (41.9)
Share of results of associates            0.5          -           -           -          -             -         0.5
----------------------------------------------------------------------------------------------------------------------
Profit from operations before
restructuring initiatives                60.4        3.2        (0.1)       10.2        0.1             -        73.8
Restructuring costs                      (5.1)         -           -           -          -             -        (5.1)
Loss on disposals and exit of businesses (0.4)         -           -           -       (0.3)            -        (0.7)
----------------------------------------------------------------------------------------------------------------------
Profit from operations                   54.9        3.2        (0.1)       10.2       (0.2)            -         68.0
Interest payable                         (5.3)         -           -       (10.8)         -             -        (16.1)
Investment income                         1.1          -           -         8.1          -             -          9.2
----------------------------------------------------------------------------------------------------------------------
Profit before tax                        50.7        3.2        (0.1)        7.5       (0.2)            -         61.1
Tax                                       8.6       (0.8)        0.1        (2.7)         -          (1.5)         3.7
----------------------------------------------------------------------------------------------------------------------
Profit for the period from
continuing operations                   59.3        2.4           -         4.8       (0.2)          (1.5)        64.8
Discontinued operations
Profit for the period from
discontinued operations                  2.7          -           -           -       (0.6)             -          2.1
----------------------------------------------------------------------------------------------------------------------
Profit for the period                   62.0        2.4           -         4.8       (0.8)          (1.5)        66.9
Minority interests                      (2.6)         -           -           -          -              -         (2.6)
Dividends payable on convertible
cumulative preference shares            (3.7)         -           -           -          -              -         (3.7)
----------------------------------------------------------------------------------------------------------------------
Profit for the period attributable
to equity shareholders                  55.7        2.4           -         4.8       (0.8)          (1.5)        60.6
----------------------------------------------------------------------------------------------------------------------

Earnings per share
Basic
Continuing operations                   6.88                                                                      7.59
Discontinued operations                 0.35                                                                      0.28
----------------------------------------------------------------------------------------------------------------------
Total operations                        7.23                                                                      7.87
----------------------------------------------------------------------------------------------------------------------
Diluted
Continuing operations                   6.46                                                                      7.09
Discontinued operations                 0.31                                                                      0.23
----------------------------------------------------------------------------------------------------------------------
Total operations                        6.77                                                                      7.32
----------------------------------------------------------------------------------------------------------------------

CONSOLIDATED INCOME STATEMENT FOR THE THREE MONTHS ENDED
1 JANUARY 2005 - PRESENTATIONAL CHANGES

UK GAAP balances in UK GAAP Format                                                       UK GAAP balances in IFRS Format

                    Previously                                               Transfer     UK GAAP
                      reported              Operating                        ordinary   presented
                         under  Discont'd exceptional             Gross up   dividend          in
                       UK GAAP operations       items Associates  interest  to equity IFRS format
                   GBP million GBP million GBP millionGBP million GBP million GBP million GBP million

                                                                                                   Continuing operations
Turnover                 696.6          -           -          -          -         -       696.6  Sales
Cost of sales           (503.2)         -           -          -          -         -      (503.2) Cost of sales
----------------------------------------------------------------------------------------------------------------------
Gross profit             193.4          -           -          -          -         -       193.4  Gross profit
Distribution costs       (78.2)         -           -          -          -         -       (78.2) Distribution costs
Administrative                                                                                     Administrative
expenses                 (60.4)         -         5.1          -          -         -       (55.3) expenses
Share of profits                                                                                   Share of results
of associates              0.5          -           -          -          -         -         0.5  of associates
----------------------------------------------------------------------------------------------------------------------
Operating profit including                                                                         Profit from
associates                                                                                         operations before
                                                                                                   restructuring
                          55.3          -         5.1          -          -         -        60.4  initiatives
                                        -        (5.1)         -          -         -        (5.1) Restructuring costs
Gain on disposal of                                                                                Loss on disposals and
business                   3.2       (2.7)          -          -          -         -        (0.4) exit of businesses
Provision for loss on
disposal                  (4.1)         -           -          -          -         -
Costs on exit of business (0.8)         -           -          -          -         -
Reversal of provision for
loss on exit of business   4.0          -           -          -          -         -
----------------------------------------------------------------------------------------------------------------------
Profit before interest     57.6       (2.7)        -           -                    -       54.9   Profit from
                                                                                                   operations
Net interest payable       (4.2)         -         -           -       (2.6)        -       (6.8)  Interest payable
                                         -         -           -        2.6         -        2.6   Investment income
----------------------------------------------------------------------------------------------------------------------
Profit on ordinary
activities before tax      53.4       (2.7)        -           -          -         -       50.7   Profit before tax
Tax on profit on                                                                                   Tax on profit
ordinary                                                                                           on ordinary
activities                  8.6          -         -           -          -         -        8.6   activities
----------------------------------------------------------------------------------------------------------------------
Tax on ordinary                                                                                    Profit for the
activities                                                                                         period from
after tax                  62.0       (2.7)        -           -          -         -       59.3   continuing operations
                                                                                                   Discontinued
                                                                                                   operations
                                                                                                   Profit for the period
                                                                                                   from discontinued
                                       2.7         -           -          -         -        2.7   operations
----------------------------------------------------------------------------------------------------------------------
                                                                                                   Profit for the
                           62.0          -         -           -          -         -       62.0   period
Minority interests         (2.6)         -         -           -          -         -       (2.6)  Minority interests
----------------------------------------------------------------------------------------------------------------------
Profit attributable to
shareholders               59.4          -         -           -          -         -       59.4

                                                                                                   Dividends on
                                                                                                   convertible
Dividends on equity and                                                                            cumulative preference
non-equity shares         (63.7)         -         -           -          -      60.0       (3.7)  shares
----------------------------------------------------------------------------------------------------------------------
Retained profit                                                                                    Profit for the period
                                                                                                   attributable to
                           (4.3)         -         -           -          -      60.0        55.7  equity shareholders
----------------------------------------------------------------------------------------------------------------------

CONDENSED CONSOLIDATED STATEMENT OF INCOME PREPARED IN ACCORDANCE WITH US GAAP (UNAUDITED) YEAR ENDED DECEMBER 31, 2005

                                                                   Year ended       Year ended
                                                                  December 31,       January 1,
                                                                         2005             2005
                                                                    $ million        $ million

Net sales                                                             5,776.0          5,356.1
Cost of sales                                                        (4,167.6)        (3,806.4)
-----------------------------------------------------------------------------------------------
Gross profit                                                          1,608.4          1,549.7
Selling, general and administrative expenses                         (1,082.6)        (1,038.5)
Restructuring expenses                                                  (40.8)           (34.1)
-----------------------------------------------------------------------------------------------
Operating income from continuing operations                             485.0            477.1
Interest income                                                          10.4             11.5
Interest expense                                                        (34.8)           (34.9)
Other income net                                                        (65.2)            44.0
-----------------------------------------------------------------------------------------------
Income from continuing operations before taxes, minority
interest and equity in net income of associates                         395.4            497.7
Income tax expense                                                      (68.8)          (103.2)
Minority interest in net income                                         (16.4)           (15.2)
Equity in net income of associates                                        1.2              0.9
-----------------------------------------------------------------------------------------------
Income from continuing operations                                       311.4            380.2
Loss from discontinued operations, net of tax charge of
$0.1 million (2004 - tax charge of $4.2 million)                            -            (13.5)
Gain on disposal of discontinued operations, net of tax
charge of $0.9 million (2004 - tax credit of $6.8 million)                1.6             11.0
-----------------------------------------------------------------------------------------------
Net income                                                              313.0            377.7
Preference dividend                                                     (29.1)           (28.5)
-----------------------------------------------------------------------------------------------
Net income attributable to common shareholders                          283.9            349.2
-----------------------------------------------------------------------------------------------

Net income per common share
Basic
Income from continuing operations                                         0.37             0.46
Loss from discontinued operations                                            -            (0.02)
Gain on disposal of discontinued operations                                  -             0.01
-----------------------------------------------------------------------------------------------
Income                                                                    0.37             0.45
-----------------------------------------------------------------------------------------------
Net income                                                               $0.37            $0.45
-----------------------------------------------------------------------------------------------
Diluted
Income from continuing operations                                         0.35             0.43
Loss from discontinued operations                                            -            (0.01)
Gain on disposal of discontinued operations                               0.01             0.01
-----------------------------------------------------------------------------------------------
Income                                                                    0.36             0.43
-----------------------------------------------------------------------------------------------
Net income                                                               $0.36            $0.43
-----------------------------------------------------------------------------------------------

CONDENSED CONSOLIDATED STATEMENT OF INCOME PREPARED IN ACCORDANCE WITH US GAAP (UNAUDITED)

THREE MONTHS ENDED DECEMBER 31, 2005



                                                               3 months ended   3 months ended
                                                                  December 31,       January 1,
                                                                         2005             2005
                                                                    $ million        $ million

Net sales                                                             1,435.2          1,275.6
Cost of sales                                                        (1,043.6)          (915.7)
-----------------------------------------------------------------------------------------------
Gross profit                                                            391.6            359.9
Selling, general and administrative expenses                           (270.0)          (253.3)
Restructuring expenses                                                   (6.8)           (11.0)
-----------------------------------------------------------------------------------------------
Operating income from continuing operations                             114.8             95.6
Interest income                                                           3.8             (8.5)
Interest expense                                                         (9.1)            (4.9)
Other (expense)/income (net)                                            (19.4)            54.2
-----------------------------------------------------------------------------------------------
Income from continuing operations before taxes, minority
interest and equity in net income of associates                          90.1            136.4
Income tax expense                                                       (1.3)            (9.2)
Minority interest in net income                                          (5.3)            (4.8)
Equity in net income of associates                                        0.3                -
-----------------------------------------------------------------------------------------------
Income from continuing operations                                        83.8            122.4
Loss from discontinued operations, net of tax charge of
$0.1 (January 1, 2005 - $ 3.5 million)                                   (0.1)            (4.0)
(Loss)/gain on disposal of discontinued operations, net
of tax charge of $2.2 million (January 1, 2005 - tax
credit of $4.3 million)                                                  (3.9)            17.0
-----------------------------------------------------------------------------------------------
Net income                                                               79.8            135.4
Preference dividend                                                      (7.2)            (6.9)
-----------------------------------------------------------------------------------------------
Net income attributable to common shareholders                            72.6           128.5
-----------------------------------------------------------------------------------------------

Net income per common share
Basic
Income from continuing operations                                          0.10            0.15
Loss from discontinued operations                                             -           (0.01)
Gain on disposal of discontinued operations                                   -            0.02
-----------------------------------------------------------------------------------------------
Net income                                                                $0.10           $0.16
-----------------------------------------------------------------------------------------------
Diluted
Income from continuing operations                                          0.09            0.14
Gain on disposal of discontinued operations                                0.01            0.01
-----------------------------------------------------------------------------------------------
Net income                                                                $0.10           $0.15
-----------------------------------------------------------------------------------------------

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS PREPARED IN ACCORDANCE WITH US GAAP (UNAUDITED)

YEAR ENDED DECEMBER 31, 2005

                                                                   Year ended       Year ended
                                                                  December 31,       January 1,
                                                                         2005             2005
                                                                    $ million        $ million

Cash flow from operating activities
-----------------------------------------------------------------------------------------------
Net cash provided by operating activities                               373.3            535.1
-----------------------------------------------------------------------------------------------
Cash flows from investing activities
Purchases of property, plant and equipment                             (260.3)          (287.9)
Proceeds from the sale of property, plant and equipment                  43.2             15.9
Proceeds from the sale of discontinued operations                        52.8             30.0
Purchase of investments                                                  (0.1)               -
Sale of investments                                                       0.2                -
New business acquisitions, net of cash acquired                        (188.0)           (46.0)
Changes in restricted cash                                               (0.9)            (2.0)
-----------------------------------------------------------------------------------------------
Net cash used in investing activities                                  (353.1)          (290.0)
-----------------------------------------------------------------------------------------------
Cash flows from financing activities
Bank loans repayment                                                    (89.1)           (15.7)
Bank loans drawn down                                                   336.6              3.3
Repayment of bank overdrafts                                             (2.2)            (0.9)
Capital lease repayment                                                  (5.1)               -
Issuance of common stock                                                  0.8              2.2
Proceeds on sale of treasury stock                                        5.3                -
Payments to acquire treasury stock                                       (4.4)            (7.5)
Dividend payments                                                      (206.3)          (203.1)
Dividends paid to subsidiary companies' minority shareholders           (10.6)            (4.9)
(Repayment of capital to)/investment by minority shareholder                -              7.1
-----------------------------------------------------------------------------------------------
Net cash used in financing activities                                    25.0           (219.5)
-----------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents             (4.8)            16.1
-----------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                40.4             41.7
Cash and cash equivalents at beginning of period                        356.0            314.3
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                              396.4            356.0
-----------------------------------------------------------------------------------------------

CONDENSED CONSOLIDATED BALANCE SHEET PREPARED IN ACCORDANCE WITH US GAAP (UNAUDITED)

AS AT DECEMBER 31, 2005

Assets
                                                                        As at            As at
                                                                  December 31,       January 1,
                                                                         2005             2005
                                                                    $ million        $ million

Current assets
Cash and cash equivalents                                               396.4            356.0
Restricted cash                                                           9.2              9.4
Accounts receivable                                                     878.3            825.9
Inventories                                                             749.3            703.8
Deferred income taxes                                                    48.5             80.1
Prepaid expenses and other assets                                       102.1            128.1
Assets held for sale                                                     23.0             61.8
-----------------------------------------------------------------------------------------------
Total current assets                                                  2,206.8          2,165.1
Long term assets
Property, plant and equipment                                         1,466.0          1,453.0
Goodwill                                                              1,864.9          1,752.3
Intangible assets                                                        81.4             57.7
Deferred income taxes                                                   104.7            237.6
Other long term assets                                                   56.2             70.3
-----------------------------------------------------------------------------------------------
Total assets                                                          5,780.0          5,736.0
-----------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities
Bank loans and overdrafts, other loans and capital leases,
current portion                                                          75.4             46.5
Accounts payable                                                        467.6            450.8
Other current liabilities                                               369.2            361.9
Taxes payable                                                           186.1            290.7
Deferred income taxes                                                    13.0             41.8
Liabilities related to assets held for sale                                 -              0.6
-----------------------------------------------------------------------------------------------
Total current liabilities                                             1,111.3          1,192.3
Long term liabilities
Bank loans, other loans and capital leases, less current portion        919.0            788.3
Pension obligations                                                     248.3            261.9
Post retirement obligations other than pensions                         265.8            286.1
Deferred income taxes                                                    74.8            163.6
Other long term liabilities                                              43.1             39.9
-----------------------------------------------------------------------------------------------
Total liabilities                                                     2,662.3          2,732.1
-----------------------------------------------------------------------------------------------
Minority interest                                                        83.3             80.8
Shareholders' equity
Common stock, par value 5p, authorized shares - 1,585,164,220;
issued and outstanding shares - 774,495,124
(January 1, 2005: 773,889,884)                                           66.5             74.3
Convertible cumulative preference stock of $50; Authorized shares
- 13,920,000; Issued and outstanding shares - 10,462,774
(January 1, 2005: 10,506,721)                                           576.5            647.4
Treasury stock                                                          (15.0)           (17.1)
Additional paid-in capital                                              205.0            208.0
Restricted reserves                                                     793.0            886.8
Retained earnings                                                     1,782.3          1,697.8
Accumulated other comprehensive loss                                   (373.9)          (574.1)
-----------------------------------------------------------------------------------------------
Total shareholders' equity                                            3,034.4          2,923.1
-----------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                            5,780.0          5,736.0
-----------------------------------------------------------------------------------------------

NOTES TO THE FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH US GAAP
(UNAUDITED)

1. Net income per common share

Basic net income per common share is calculated on an income of $283.9 million (January 1, 2005 - $349.2 million) representing the net income for the period after adjusting for the preference dividend of $29.1 million (January 1, 2005 - $28.5 million) and on 771,426,620 ordinary shares being the weighted average in issue during the period (January 1, 2005 - 770,716,582).

Diluted net income per common share is calculated on an adjusted weighted average number of ordinary shares of 876,141,024 (January 1, 2005 - 877,298,559) after allowing for the exercise of 2,368,971 share options (January 1, 2005 - 3,931,313) and is calculated on an income of $313.0 million (January 1, 2005 - $377.7 million). The weighted average number of shares also allows for the conversion of preference shares equating to 102,375,159 ordinary shares (January 1, 2005 - 102,650,664) and income was adjusted for the preference dividend of $29.1 million (January 1, 2005 - $28.5 million).

2. New accounting standards

Share-based compensation
Share based compensation is provided to employees under the Group's share option, bonus and other share award plans, whereby the participating employees receive rights over shares in Tomkins plc. In previous periods, the Group accounted for these plans in accordance with APB25 "Accounting for Stock Issued to Employees", which required that the compensation cost was measured on the basis of the intrinsic value of the awards at the grant date.

In December 2004, the FASB issued SFAS123R "Share-Based Payment" which requires companies to measure the cost of share based compensation plans on the basis of the fair value of the awards. SFAS123R supersedes APB25.

Under SFAS123R, the fair value of equity-settled awards is determined at the date of grant and is not subsequently re-measured unless the conditions on which the award was granted are modified. For cash-settled awards, the fair value is determined at the date of grant and is re-measured at each balance sheet date until the liability is settled. Generally, the compensation cost is recognised on a straight-line basis over the vesting period. Adjustments are made to reflect actual and expected forfeitures during the vesting period due to failure to satisfy service conditions or non-market performance conditions.

Tomkins adopted SFAS123R using the modified prospective method with an effective date of January 2, 2005, whereby SFAS123R has been applied prospectively to the unvested portion of awards that were outstanding as of January 1, 2005 and all awards granted, modified or settled on or after January 2, 2005.

RECONCILIATION OF IFRS TO US GAAP (UNAUDITED)

Profit attributable to shareholders

                                                                   Year ended       Year ended
                                                                  December 31,       January 1,
                                                                         2005             2005
                                                                    $ million        $ million

Net income before preference dividend under                             192.2            200.0
IFRS
Adjustments:
 Intangibles amortisation                                                (2.8)            (2.9)
 Restructuring costs                                                     (0.5)           (10.9)
 Gain on disposal of operations                                             -              0.9
 Capitalised interest                                                     4.9              4.5
 Inventory                                                               (4.7)            (0.9)
 Post-employment benefits                                               (12.9)            (5.7)
 Stock based compensation                                                (1.4)             2.2
 Derivatives                                                            (40.1)            20.1
 Preference dividends                                                    16.3                -
 Deferred income tax on US GAAP adjustments                              21.4             (2.8)
 Minority interest in US GAAP adjustments                                   -               1.8
-----------------------------------------------------------------------------------------------
Net income under US GAAP expressed in Sterling                          172.4            206.3
-----------------------------------------------------------------------------------------------

                                                                      $ million       $ million
Net income under US GAAP expressed in US dollars at the
average exchange rate for the period of GBP = $1.8156
(2004 - GBP = $1.8257)                                                    313.0            376.6
Differences arising from use of average exchange rate
versus actual exchange rate                                                 -              1.1
-----------------------------------------------------------------------------------------------
Net income under US GAAP expressed in US dollars                        313.0            377.7
-----------------------------------------------------------------------------------------------

Shareholders' equity

                                                                        As at            As at
                                                                  December 31,       January 1,
                                                                         2005             2005
                                                                    $ million        $ million

Shareholders' equity under IFRS                                         664.5            466.5
Prospective adoption of IAS 32 and IAS 39                                 5.6                -
                                                                      -------------------------
                                                                        670.1            466.5
Adjustments:
 Goodwill (net)                                                         766.8            686.3
 Intangibles (net)                                                       21.5             25.6
 Restructuring costs                                                      0.4              0.8
 Capitalised interest (net)                                              24.0             17.1
 Inventory                                                               (8.3)            (3.0)
 Pension liabilities                                                      2.2              0.2
 Stock based compensation                                                   -              2.8
 Derivatives                                                                -              7.6
 Preference shares                                                      304.7            337.2
 Deferred income tax on US GAAP adjustments                             (13.9)           (18.1)
 Minority interest in US GAAP adjustments                                   -             (0.5)
-----------------------------------------------------------------------------------------------
Shareholders' equity under US GAAP expressed in Sterling              1,767.5          1,522.5
-----------------------------------------------------------------------------------------------


                                                                    $ million        $ million
Shareholders' equity under US GAAP expressed in US dollars
At the closing exchange rate of GBP = $1.7168
(1 January 2005 - GBP = $1.9199)                                      3,034.4          2,923.1


















                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  February 22, 2006
                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary